LOAN FACILITY AGREEMENT

Dated:                       June 2003

BETWEEN:-

(1)	NORSK TEEKAY HOLDINGS LTD which is a company incorporated according to the law of the Marshall Islands with its registered office at c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH-96960 and its principal place of business at TK House, Bayside Executive Park West Bay Street & Blake Road, Nassau, The Bahamas (the “Borrower”); and

(2)	the banks and financial institutions listed in Schedule 1, each acting through its office at the address indicated against its name in Schedule 1 (together “the Banks” and each a “Bank”); and

(3)	DEN NORSKE BANK ASA, acting as facility agent and security trustee through its office at Stranden 21, P.O. Box 1171 Sentrum, N-0107 Oslo, Norway (in that capacity “the Agent”); and

(4)	the banks and financial institutions listed in Schedule 2, each acting as a lead arranger and an underwriter through its office at the address indicated against its name in Schedule 2 (together in that capacity “the Arrangers” and each an “Arranger”).

WHEREAS:-

Each of the Banks has agreed to advance to the Borrower its respective Commitment of an aggregate principal amount not exceeding five hundred and fifty million Dollars ($550,000,000) (i) in order to assist the Borrower in refinancing the Bridge Facility and all other sums due and payable under or pursuant to the Bridge Facility Agreement and (ii) for other general corporate purposes.

IT IS AGREED as follows:-

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:-

1.1.1	“the Address for Service” means c/o Teekay Shipping (UK) Ltd of 49 St James Street, London SW1 A11, England or, in relation to any of the Security Parties, such other address in England and Wales as that Security Party may from time to time designate by no fewer than ten Business Days’ written notice to the Agent.

1.1.2	the “Advance Date”, in relation to any Drawing, means the date on which that Drawing is advanced by the Banks to the Borrower pursuant to Clause 2.

1.1.3	“Approved Brokers” means H. Clarkson & Co. Ltd, Simpson Spence & Young Shipbrokers Ltd, Fearnley AS, R. S. Platou AS and P. Bassoe AS.

1.1.4	“Assignment” means the deed of assignment of Intercompany Indebtedness referred to in Clause 8.1.

1.1.5	“Borrower’s Accounts” means either the annual consolidated financial statements of the Borrower prepared in accordance with GAAP comprising a profit and loss account, balance sheet and cash flow statement and audited by Ernst & Young or such other first class firm of accountants as may be acceptable to the Agent or (as the context may require) the quarterly consolidated financial statements of the Borrower which shall be unaudited but shall also be prepared in accordance with GAAP.

1.1.6	“the Borrower’s Obligations” means all of the liabilities and obligations of the Borrower to the Finance Parties under or pursuant to the Borrower’s Security Documents, whether actual or contingent, present or future, and whether incurred alone or jointly or jointly and severally with any other and in whatever currency, including (without limitation) interest, commission and all other charges and expenses.

1.1.7	“the Borrower’s Security Documents” means those of the Security Documents to which the Borrower is or is to be a party.

1.1.8	“Break Costs” means all documented costs, losses, premiums or penalties incurred by any of the Finance Parties in the circumstances contemplated by Clause 17.4 or as a result of any of them receiving any prepayment of all or any part of the Facility (whether pursuant to Clause 5.2 or otherwise) or any other payment under or in relation to the Security Documents on a day other than the due date for payment of the sum in question, and includes (without limitation) any losses or costs incurred in liquidating or re-employing deposits from third parties acquired to effect or maintain the Facility, and any liabilities, expenses or losses incurred by any of the Finance Parties in terminating or reversing, or otherwise in connection with, any interest rate and/or currency swap, transaction or arrangement entered into by any of the Finance Parties to hedge any exposure arising under this Agreement, or in terminating or reversing, or otherwise in connection with, any open position arising under this Agreement.

1.1.9	“Bridge Facility” means the five hundred million Dollar ($500,000,000) short term facility made available by the Bridge Lenders to the Borrower pursuant to the Bridge Facility Agreement.

1.1.10	“Bridge Facility Agreement” means the USD500,000,000 Revolving Credit Facility Agreement dated 27 March 2003 made between the Borrower as borrower, the Bridge Lenders, and the Agent as agent on behalf of the Bridge Lenders pursuant to which the Bridge Lenders made the Bridge Facility available to the Borrower subject to and upon the terms and conditions contained therein

1.1.11	“Bridge Lenders” means the banks listed in Exhibit 1 of the Bridge Facility Agreement.

1.1.12	“Business Day” means a day on which banks are open for the transaction of business of the nature contemplated by this Agreement (and not authorised by law to close) in New York City, United States of America; London, England; Oslo, Norway; and any other financial centre which the Agent may consider appropriate for the operation of the provisions of this Agreement.

1.1.13	“Cash Call Amount” means an amount equal to sixty one million, one hundred and eleven thousand Dollars ($61,111,000) less the aggregate (as at the time of issue of the Cash Call Guarantee) of Free Liquidity and undrawn sums available for drawing under the Facility (to the extent not already cancelled, reduced or required to be repaid under the terms of this Agreement).

1.1.14	“Cash Call Guarantee” means a guarantee to be issued (in form and content acceptable to the Agent) by the Guarantor in the Cash Call Amount.

1.1.15	“Certificate of Compliance” means a certificate materially in the form set forth in Schedule 3, issued quarterly throughout the Facility Period and signed by a director or officer of the Borrower.

1.1.16	“Change of Control” means that the Guarantor shall cease, for any reason whatsoever, to own or control directly or indirectly, all of the shares of Navion.

1.1.17	“Commitment” means, in relation to each Bank, the amount of the Facility which that Bank agrees to advance to the Borrower as its several liability as indicated against the name of that Bank in Schedule 1, as reduced from time to time in accordance with Clause 2.4, or, where the context permits, the amount of the Facility advanced by that Bank and remaining outstanding.

1.1.18	“Commitment Commission” means the commitment commission to be paid by the Borrower to the Agent on behalf of the Banks pursuant to Clause 7.2.

1.1.19	“Commitment Termination Date” means the date falling one month prior to the Termination Date.

1.1.20	a “Communication” means any notice, approval, demand, request or other communication from one party to this Agreement to any other party to this Agreement.

1.1.21	“the Communications Address” means c/o Teekay Shipping (Canada) Ltd, Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, B.C., Canada V6C 2K2, fax no: +604 681 3011 marked for the attention of Director, Finance.

1.1.22	"Covenanting Group" means the Borrower and its Subsidiaries.

1.1.23	“Currency of Account” means, in relation to any payment to be made to a Finance Party pursuant to any of the Security Documents, the currency in which that payment is required to be made by the terms of the relevant Security Document.

1.1.24	“Current Facilities” means two working capital facilities, as the same may be amended from time to time, provided by Den norske Bank ASA to companies within the Navion Group.

1.1.25	“Default Rate” means the rate which is the aggregate of (i) two per centum (2%) per annum (ii) the applicable Margin (iii) LIBOR and (iv) the Mandatory Cost.

1.1.26	“Dollars” and “$” each means available and freely transferable and convertible funds in lawful currency of the United States of America.

1.1.27	“Drawdown Notice” means a notice complying with Clause 2.3.

1.1.28	“Drawing” means a part (or, if requested and available, all) of the Facility advanced by the Banks to the Borrower in accordance with Clause 2.

1.1.29	“Earnings”, in relation to a Vessel, means all hires, freights, pool income and other sums payable to or for the account of the owner in respect of that Vessel including (without limitation) all remuneration for salvage and towage services, demurrage and detention moneys, contributions in general average, compensation in respect of any requisition for hire and damages and other payments (whether awarded by any court or arbitral tribunal or by agreement or otherwise) for breach, termination or variation of any contract for the operation, employment or use of that Vessel.

1.1.30	“EBITDA” means the consolidated earnings of the Borrower and its Subsidiaries before interest, Taxes, depreciation and amortisation, at any time during the Facility Period as determined in accordance with GAAP.

1.1.31	“Encumbrance” means any mortgage, charge, pledge, lien, assignment, hypothecation, preferential right, option, title retention or trust arrangement or any other agreement or arrangement which, in any of the aforementioned instances, has the effect of creating security.

1.1.32	“Event of Default” means any of the events set out in Clause 12.2.

1.1.33	"Execution Date" means the date on which this Agreement is executed by each of the parties hereto.

1.1.34	“Facility” means the reducing revolving credit facility made available by the Banks to the Borrower pursuant to this Agreement.

1.1.35	“the Facility Outstandings” at any time means the total of all Drawings made at that time, to the extent not reduced by repayments, prepayments and voluntary reductions.

1.1.36	“the Facility Period” means the period beginning on the Execution Date and ending on the date when the whole of the Indebtedness has been repaid in full and the Borrower has ceased to be under any further actual or contingent liability to the Finance Parties under or in connection with the Security Documents.

1.1.37	“the Fee Letter” means the letter from the Agent as agreed and accepted by the Borrower setting out certain fees, commissions and other sums payable by the Borrower in connection with the Facility.

1.1.38	“the Finance Parties” means the Banks, the Agent and the Arrangers.

1.1.39	“First Reduction Date” means 30 September 2003.

1.1.40	“Free Liquidity”, in relation to the Borrower or the Guarantor, means cash, cash equivalents and marketable securities to which the Borrower or the Guarantor (as the case may be) shall have free, immediate and direct access each as reflected in the most recent Borrower’s Accounts or the Guarantor’s most recent accounts (as the case may be).

1.1.41	“GAAP” means the generally accepted accounting principles in the United States of America.

1.1.42	“the Guarantee” means the guarantee and indemnity of the Guarantor in respect of the Borrower’s Obligations referred to in Clause 8.2.

1.1.43	“Guarantor” means Teekay Shipping Corporation, a company incorporated under the laws of the Marshall Islands and with its registered office at Trust Company Complex, Ajeltake Island, PO Box 1405, Majuro, Marshall Islands MH-196960.

1.1.44	“the Indebtedness” means the Facility Outstandings; all other sums of any nature including costs (together with all interest on any of those sums) which from time to time may be payable by the Borrower to the Finance Parties pursuant to the Security Documents; any damages payable as a result of any breach by the Borrower of any of the Security Documents; and any damages or other sums payable as a result of any of the obligations of the Borrower under or pursuant to any of the Security Documents being disclaimed by a liquidator or any other person, or, where the context permits, the amount thereof for the time being outstanding.

1.1.45	“Insurances”, in relation to a Vessel, means all policies and contracts of insurance (including but not limited to hull and machinery, all entries in protection and indemnity or war risks associations) which are from time to time taken out or entered into in respect of or in connection with that Vessel or her increased value and (where the context permits) all benefits thereof, including all claims of any nature and returns of premium.

1.1.46	“Intercompany Indebtedness” means that portion of the Facility on lent by the Borrower to the Purchaser upon the terms and conditions of the Intercompany Loan Agreement.

1.1.47	“Intercompany Loan Agreement” means the agreement made or to be made between the Borrower and the Purchaser on terms acceptable to the Majority Banks under which the Borrower will lend the Intercompany Indebtedness to the Purchaser.

1.1.48	“Interest and Reductions” means, for any relevant period, interest payable hereunder and mandatory reductions in the Maximum Facility Amount hereunder.

1.1.49	“Interest Payment Date” means each date for the payment of interest in accordance with Clause 6.

1.1.50	“Interest Period” means each interest period selected by the Borrower or agreed by the Agent pursuant to Clause 6.

1.1.51	“law” means any law, statute, treaty, convention, regulation, instrument or other subordinate legislation or other legislative or quasi-legislative rule or measure, or any order or decree of any government, judicial or public or other body or authority, or any directive, code of practice, circular, guidance note or other direction issued by any competent authority or agency (whether or not having the force of law).

1.1.52	“LIBOR” means the rate, rounded to the nearest four decimal places downwards (if the digit displayed in the fifth decimal place is 1,2,3 or 4) or upwards (if the digit displayed in the fifth decimal place is 5,6,7,8 or 9) displayed on Reuters page LIBOR 01 (or such other page or pages which replace(s) such page for the purposes of displaying offered rates of leading banks, for deposits in Dollars of amounts equal to the amount of the relevant Drawing for a period equal in length to the relevant Interest Period or if there is no such display rate then available for Dollars for an amount comparable to the Drawing, the arithmetic mean (rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth per centum (1/16%)) of the respective rates notified to the Agent by each of the Reference Banks as the rate at which it is offered deposits in Dollars and for the required period by prime banks in the London Interbank Market.

1.1.53	“Majority Banks” means any one or more Banks whose combined Proportionate Shares exceed sixty six and two thirds per centum (66 2/3%).

1.1.54	“Mandatory Cost” means for each Bank to which it applies, the cost imputed to that Bank of compliance with the mandatory liquid asset requirements of the Bank of England and/or the banking supervision or other costs imposed by the Financial Services Authority, determined in accordance with Schedule 6 (Calculation of the Mandatory Cost).

1.1.55	“Margin” means one point three seven five per cent (1.375%) per annum until the earlier to occur of the date falling fifteen months after the Execution Date and the Qualifying Security Date. Thereafter, for the remainder of the Facility Period, the applicable Margin shall be based on the ratio of NIBD to EBITDA for the preceding four fiscal quarters calculated as follows:-

1.00% per annum where NIBD to EBITDA           is equal to or less than 2.5

1.10% per annum where NIBD to EBITDA           is greater than 2.5 but less than 3.0

1.25% per annum where NIBD to EBITDA           is equal to or greater than 3.0 but less than 4.75

1.50% per annum where NIBD to EBITDA           is equal to or greater than 4.75

Provided however that each applicable Margin shall automatically increase by nought point three seven five per cent (0.375%) per annum on each date falling 15, 21 and 27 months after the Execution Date unless the Qualifying Security has been delivered to the Agent (but, for the avoidance of doubt, such increases shall be of no further effect following the provision of the Qualifying Security). The applicable Margin shall be calculated by the Agent as of 31 March, 30 June, 30 September and 31 December each year (each a “Margin Review Date”) for the succeeding fiscal quarter and shall be calculated based on the NIBD as of the previous Margin Review Date over EBITDA for the four fiscal quarters, the most recent of which shall have ended on the previous Margin Review Date and shall apply during the next succeeding fiscal quarter following such Margin Review Date. Notwithstanding the above, for the duration of the Guarantee (subject to the Guarantor maintaining the Minimum Rating) then the applicable Margin shall be one point two five per cent (1.25%) per annum for the first fifteen months after the Execution Date and thereafter one point three seven five per cent (1.375%) per annum.

1.1.56	“the Maximum Facility Amount” means the amount of the aggregate Commitments (stated in Dollars) subject to any reductions effected in accordance with Clauses 2.4, 15.7 and 15.8.

1.1.57	“Minimum Rating” means a rating of at least BB- from Standard and Poors or Ba 3 from Moody’s in respect of long term senior secured debt.

1.1.58	“Navion” means Navion ASA with enterprise no. 979199325 of Verven 4, N-4014 Stavanger, Norway.

1.1.59	“Navion Group” means the Borrower, the Purchaser, Navion and Navion's Subsidiaries.

1.1.60	“NIBD” means Total Debt less Free Liquidity, as at any date on which the same is to be compared to EBITDA hereunder, except that intercompany debt, including any interest thereon, which is subordinated to the rights of the Finance Parties hereunder shall be treated as equity for all purposes.

1.1.61	“Permitted Liens” means (i) any Encumbrance which has the prior written approval of the Agent acting upon the instructions of all the Banks or (ii) any Encumbrance arising either by operation of law or in the ordinary course of the business of the relevant Security Party which is discharged in the ordinary course of business or (iii) any Encumbrance over assets acquired subject to that Encumbrance, provided the Encumbrance is discharged within three (3) months of the date of acquisition of the asset or (iv) any Encumbrance on any asset acquired with Permitted Borrowings.

1.1.62	“Permitted Borrowings” means, in relation to any relevant entity:

(i)	borrowings under the Current Facilities;

(ii)	borrowings in the ordinary course of its business which:

(a)	relate to projects outside the North Sea;

(b)	are non-recourse to any of the Security Parties (but excluding the Guarantor); and

(c)	are borrowings relating to projects for which the equity requirement (in an amount of not less than twenty five per centum (25%) of the project cost) has been injected from outside the Covenanting Group

1.1.63	“Potential Event of Default” means any event which, with the giving of notice and/or the passage of time and/or the satisfaction of any materiality test, would constitute an Event of Default.

1.1.64	“Pro Rata Insurance Proceeds Amount” means, in respect of each Vessel, a figure equal to (x) a fraction in which (i) the numerator is the amount of the insurance proceeds payable in respect of such Vessel in the event of a Total Loss and (ii) the denominator is the aggregate market value of all the Vessels (based on the Valuations) multiplied by (y) the Maximum Facility Amount.

1.1.65	“Proceedings” means any suit, action or proceedings begun by any of the Finance Parties arising out of or in connection with the Security Documents.

1.1.66	“Proportionate Share” means, for each Bank, the percentage indicated against the name of that Bank in Schedule 1, as amended by any Transfer Certificate executed from time to time.

1.1.67	“Purchaser” means Norsk Teekay AS a company incorporated according to the laws of Norway.

1.1.68	“Qualifying Contracts” means contracts which the Majority Banks in their absolute discretion deem to be acceptable security.

1.1.69	“Qualifying Contract Proceeds” means all sums due and payable under any Qualifying Contracts including all damages and other payments (whether awarded by any court or arbitral tribunal or by agreement or otherwise) for breach, termination or variation of any Qualifying Contract.

1.1.70	“Qualifying Security” means (i) first priority mortgages of Qualifying Vessels and collateral assignments of Insurances, Earnings and Requisition Compensation and Qualifying Contracts or (ii) the Guarantee (subject to the Guarantor maintaining the Minimum Rating) or (iii) such other security as may be acceptable to and approved in writing by the Agent acting on behalf of the Majority Banks, with (i), (ii) or (iii) above in each case being duly executed and in form and substance satisfactory to the Agent in its absolute discretion.

1.1.71	“Qualifying Security Date” means any date on which acceptable Qualifying Security (other than the Guarantee) is delivered to the Agent.

1.1.72	“Qualifying Vessels” means vessels which the Majority Banks in their absolute discretion deem to be acceptable security.

1.1.73	“Reference Banks” means Den Norske Bank ASA, Citibank N.A. and Nordea Bank Norge ASA.

1.1.74	“Requisition Compensation”, in relation to a Vessel, means all compensation or other money which may from time to time be payable to the owner as a result of the Vessel being requisitioned for title or in any other way compulsorily acquired (other than by way of requisition for hire).

1.1.75	“the Security Documents” means this Agreement, the Qualifying Security, the Shares Charge, the Assignment, the Guarantee, the Cash Call Guarantee (but in the case of the Qualifying Security and the Cash Call Guarantee, only with effect from the date such documents are executed and delivered to the Agent) or (where the context permits) any one or more of them, and any other agreement or document which may at any time be executed as security for the payment of all or any part of the Indebtedness.

1.1.76	“Security Parties” means, at any relevant time, the Borrower, the Shareholder, the Guarantor (for such period as the Guarantee is extant and has not been released in accordance with Clause 10.6), any party to Qualifying Security (other than any of the Finance Parties) (for such period as the Qualifying Security to which it is a party is extant) and any other party who may at any time during the Facility Period be liable for, or provide security for, all or any part of the Indebtedness, and “Security Party” means any one of them.

1.1.77	“Shareholder” means Norsk Teekay AS (enterprise number 985 030 235).

1.1.78	“Shares Charge” means the assignment of the charge over the issued share capital of Navion referred to in Clause 8.3.

1.1.79	“Subsequent Reduction Dates” means each date falling at consecutive six monthly intervals after the previous Subsequent Reduction Date which in the case of the first Subsequent Reduction Date shall be six months after the First Reduction Date.

1.1.80	“Subordinated Debt” means (based on the Borrower’s Accounts) any inter-company loan (including interest thereon) which has a term beyond the Termination Date and which shall be treated as equity in Navion for financial covenant test purposes.

1.1.81	“Subsidiary” means a subsidiary undertaking, as defined in section 736 Companies Act 1985 or any analogous definition under any other relevant system of law.

1.1.82	“Taxes” means all taxes, levies, imposts, duties, charges, fees, deductions and withholdings (including any related interest and penalties) and any restrictions or conditions resulting in any charge, other than taxes on the overall net income of a Finance Party or branch thereof, and “Tax” and “Taxation” shall be interpreted accordingly.

1.1.83	“the Termination Date” means 31 March 2008.

1.1.84	“Total Debt” means the aggregate of:

(a)	the amount calculated in accordance with GAAP shown as each of “long term debt”, “short term debt” and “current portion of long term debt” on the consolidated balance sheet of the Guarantor; and

(b)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease.

1.1.85	“Total Loss”, in relation to a Vessel means:-

(a)	an actual, constructive, arranged, agreed or compromised total loss of that Vessel; or

(b)	the requisition for title, compulsory acquisition, nationalisation or expropriation of that Vessel by or on behalf of any government or other authority (other than by way of requisition for hire); or

(c)	the capture, seizure, arrest, detention or confiscation of that Vessel, unless the Vessel is released and returned to the possession of the Vessel owner within two months after the capture, seizure, arrest, detention or confiscation in question.

1.1.86	“Transfer Certificate” means a certificate materially in the form set forth in Schedule 4 signed by a Bank and a Transferee whereby:-

(a)	such Bank seeks to procure the transfer to such Transferee of all or a part of such Bank’s rights and obligations under this Agreement upon and subject to the terms and conditions set out in Clause 14; and

(b)	such Transferee undertakes to perform the obligations it will assume as a result of delivery of such certificate to the Agent as is contemplated in Clause 14.

1.1.87	“Transfer Date” means, in relation to any Transfer Certificate, the date for the making of the transfer specified in the schedule to such Transfer Certificate.

1.1.88	“Transferee” means a bank or other financial institution to which a Bank seeks to transfer all or part of such Bank’s rights and obligations under this Agreement.

1.1.89	“the Trust Property” means:-

(a)	the benefit of Clause 8 and of the covenants contained in Clause 9.3; and

(b)	all benefits arising under (including, without limitation, all proceeds of the enforcement of) each of the Security Documents (other than this Agreement), with the exception of any benefits arising solely for the benefit of the Agent).

1.1.90	“Valuation” means in relation to a Vessel, the arithmetic mean of the written valuations of that Vessel expressed in Dollars prepared by two of the Approved Brokers (or such other firms of reputable independent shipbrokers as may be acceptable to the Majority Banks), one appointed by the Agent and the other appointed by the Borrower, unless either the Agent or the Borrower disagrees with such arithmetic average, in which event the two shipbrokers shall appoint a third firm of Approved Brokers (or such other firm of reputable independent shipbrokers as may be acceptable to the Majority Banks) and the valuation of the Vessel shall be the arithmetic mean of all three such valuations. Such valuations shall be prepared at the Borrower’s expense, without a physical inspection, on the basis of a sale for prompt delivery for cash at arm’s length between a willing buyer and a willing seller without the benefit of any charterparty or other engagement.

1.1.91	“the Vessels”means any vessels designated as Qualifying Vessels and over which Qualifying Security has been granted and everything now or in the future belonging to them on board and ashore (each a “Vessel”).

1.2	Interpretation

In this Agreement:-

1.2.1	words denoting the plural number include the singular and vice versa;

1.2.2	words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental bodies or authorities and vice versa;

1.2.3	references to Recitals, Clauses, Schedules and Appendices are references to recitals and clauses of, and schedules and appendices to, this Agreement;

1.2.4	references to this Agreement include the Recitals, the Schedules and the Appendices;

1.2.5	the headings and contents page(s) are for the purpose of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Agreement;

1.2.6	references to any document (including, without limitation, to all or any of the Security Documents) are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;

1.2.7	references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or re-enacted;

1.2.8	references to any of the Finance Parties include its successors, transferees and assignees; and

1.2.9	references to times of day are to Oslo time.

2	The Facility and its Purpose

2.1	Agreement to lend Subject to the terms and conditions of this Agreement, and in reliance on each of the representations and warranties made or to be made in or in accordance with each of the Security Documents, each of the Banks agrees to advance to the Borrower its Commitment of an aggregate principal amount not exceeding the Maximum Facility Amount to be used by the Borrower for the purposes referred to in the Recital.

2.2	Drawings Subject to satisfaction by the Borrower of the conditions set out in Clause 3.1 (in respect of the first Drawing), Clause 3.3 (in respect of all subsequent Drawings), and subject to Clause 2.3, and provided that the maximum aggregate amount of the Facility Outstandings at any given time during the Facility Period shall not exceed the Maximum Facility Amount, each Drawing shall be advanced to the Borrower, in each case by the Agent transferring the amount of the Drawing to such account of the Borrower as the Borrower shall notify to the Agent in the relevant Drawdown Notice by such same day method of funds transfer as the Agent shall select.

2.3	Advance of Drawings Each Drawing shall be advanced in Dollars. Each Drawing shall be advanced on a Business Day, provided that the Borrower shall have given to the Agent not more than ten and not fewer than four Business Days’ notice in writing materially in the form set out in Schedule 5 of the required Advance Date of the Drawing in question and provided that the requested Drawing would not cause a breach of Clause 2.5. Each Drawdown Notice once given shall be irrevocable and shall constitute a warranty by the Borrower that:-

2.3.1	all conditions precedent to the advance of the Drawing requested in that Drawdown Notice will have been satisfied on or before the Advance Date requested;

2.3.2	no Event of Default or Potential Event of Default has occurred or will then have occurred; and

2.3.3	no Event of Default or Potential Event of Default will result from the advance of the Drawing in question.

The Agent shall promptly notify each Bank of the receipt of each Drawdown Notice, following which each Bank will make its Proportionate Share of the amount of the requested Drawing available to the Borrower through the Agent on the Advance Date requested.

2.4	Facility Reduction

2.4.1	The amount of the Facility available to the Borrower for drawing under this Agreement shall be five hundred and fifty million Dollars ($550,000,000) during the period from the Execution Date until the First Reduction Date. On the First Reduction Date and on each of the eight Subsequent Reduction Dates the amount of the Facility available for drawing shall be reduced by an amount equal to one eighteenth of the Maximum Facility Amount. In the event of a Change of Control the amount of the Facility available for drawing shall be reduced to zero and any outstanding Drawings shall be immediately repayable. On the Termination Date the Facility available shall be reduced to zero. The mandatory reductions in the amount of the Facility available for drawing required pursuant to this Clause will be made in the amounts and at the times specified whether or not the Maximum Facility Amount is reduced pursuant to Clause 2.4.3, Clause 2.4.4, Clause 5.2, Clause 15.7 or Clause 15.8. Any mandatory reductions pursuant to Clause 2.4.3 (sale) or Clause 2.4.4 (Total Loss) shall be applied to the remaining mandatory reductions hereunder on a pro rata basis.

2.4.2	The Borrower may voluntarily cancel the Maximum Facility Amount in whole or in part in integral multiples of five million Dollars ($5,000,000), provided that it has first given to the Agent not fewer than five (5) Business Days’ prior written notice expiring on a Business Day of its desire to reduce the Maximum Facility Amount. Any such reduction in the Maximum Facility Amount shall not be reversed. Any voluntary reduction in the Maximum Facility Amount pursuant to this Clause shall be applied to the remaining mandatory reductions under Clause 2.4.1 on a pro rata basis.

2.4.3	In the event of a sale or disposal of a Vessel or the sale or disposal of any other asset owned by any member of the Navion Group as at the date hereof or which is the subject of Qualifying Security and where the net sales proceeds of such sales in any twelve (12) month period exceeds five million Dollars ($5,000,000) (or the equivalent in any other currency), the Maximum Facility Amount shall be reduced on the date of receipt of such proceeds by the amount of such net sale or disposal proceeds (the “Net Proceeds”) unless either:

(i)	the Vessel or asset in question remains owned by a member of the Navion Group; or

(ii)	the Vessel or asset in question is replaced within one hundred and twenty (120) days of the sale with a similar vessel or asset being in all respects acceptable to all of the Finance Parties in their absolute discretion and in either case any security held by the Agent over such Vessel or asset is reconstituted immediately after the sale by the new owner or over the replacement asset (as the case may be) in substantially identical form, and the Agent obtains favourable legal opinions in respect of such reconstituted security. For any period commencing on the date of the sale or disposal of a Vessel or other relevant asset and ending on the earlier of (a) the date falling one hundred and twenty (120) days thereafter and (b) the date on which a replacement Vessel or asset is acquired in accordance with the provisions of this Clause, then, at the Borrower’s option, either

(a)	the Net Proceeds shall be placed in such account as the Agent may reasonably specify and the Borrower shall execute and deliver a first priority charge over the Net Proceeds in favour of the Agent on behalf of the Finance Parties in such form as the Agent may reasonably specify and the Net Proceeds and the said deed of charge would (subject to no Event of Default or Potential Event of Default then being in existence) be released at the end of such period; or

(b)	a part of the Maximum Facility Amount equivalent to the Net Proceeds (the “Unavailable Portion”) shall be unavailable for drawing. If the aggregate Drawings then advanced exceed the Maximum Facility Amount less the Unavailable Portion, the Borrower shall promptly make such prepayment as may be required to ensure that the aggregate Drawings then advanced are equal to or less than the Maximum Facility Amount less the Unavailable Portion. For the avoidance of doubt, Commitment Commission shall continue to accrue on the Unavailable Portion for such period.

2.4.4	In the event that any Vessel becomes a Total Loss, on the earlier to occur of (a) the date of receipt of the proceeds of the Total Loss and (b) the date falling one hundred and eighty (180) days after the occurrence of the Total Loss (the “Reduction Date”), the Maximum Facility Amount shall (subject to the proviso hereto) reduce by the Pro Rata Insurance Proceeds Amount in respect of such Vessel. Any such reductions in the Maximum Facility Amount shall not be reversed. If, as a result of any reduction in the Maximum Facility Amount pursuant to this Clause the Facility Outstandings exceed the Maximum Facility Amount, the Borrower shall, on the earlier to occur of (a) the one hundred and eightieth day after the date of such Total Loss occurring and (b) the date on which the Borrower receives the proceeds of such Total Loss, prepay such amount of the Facility Outstandings as will ensure that the Facility Outstandings are not greater than the Maximum Facility Amount. Any such prepayment shall not be reborrowed and Clause 5.3 shall apply to any such prepayment. PROVIDED ALWAYS that if there is an investment in a substitute vessel acceptable to all of the Banks within one hundred and twenty (120) days of the Reduction Date, and security over such substitute vessel acceptable to all of the Banks is also executed and delivered within one hundred and twenty (120) days of the Reduction Date, then the reduction in the Maximum Facility Amount shall not apply.

2.4.5	To the extent that repayments or prepayments made by the Borrower to the Agent in accordance with this Agreement reduce the Facility Outstandings to less than the Maximum Facility Amount, the Borrower shall again be entitled to make Drawings up to the Commitment Termination Date in accordance with and subject to the terms of this Agreement. Any part of the Facility which is undrawn on the Commitment Termination Date shall be automatically cancelled.

2.4.6	Simultaneously with each reduction of the Maximum Facility Amount in accordance with Clause 2.4.1, Clause 2.4.2, Clause 2.4.3 or Clause 2.4.4 (as the case may be), the Commitment of each Bank will reduce so that the Commitments of the Banks in respect of the reduced Maximum Facility Amount remain in accordance with their respective Proportionate Shares.

2.5	Restrictions on Drawings The Borrower shall not be entitled to make more than one Drawing on any Business Day and no more than seven (7) Drawings may be outstanding at any one time during the Facility Period. Each Drawing shall be of an amount of not less than ten million Dollars ($10,000,000) and in integral multiples of five million Dollars ($5,000,000) or the undrawn balance of the Facility.

2.6	Termination Date No Bank shall be under any obligation to advance all or any part of its Commitment after the Commitment Termination Date.

2.7	Several obligations The obligations of the Banks under this Agreement are several. The failure of a Bank to perform its obligations under this Agreement shall not affect the obligations of the Borrower to any Finance Party nor shall any Finance Party be liable for the failure of another Bank to perform any of its obligations under or in connection with this Agreement.

2.8	Application of Facility Without prejudice to the obligations of the Borrower under this Agreement, no Finance Party shall be obliged to concern itself with the application of the Facility by the Borrower.

2.9	Loan facility and control accounts The Agent will open and maintain such loan facility account or such other control accounts as the Agent shall in its discretion consider necessary or desirable in connection with the Facility.

3	Conditions Precedent and Subsequent

3.1	Conditions Precedent —First Drawing Before any Bank shall have any obligation to advance the first Drawing under the Facility, the Borrower shall pay to the Agent the relevant fees referred to in Clause 7 and the Fee Letter and deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

3.1.1	Evidence of incorporation Such evidence as the Agent may reasonably require that each Security Party was duly incorporated in its country of incorporation and remains in existence and, where appropriate, in good standing, with power to enter into, and perform its obligations under, those of the Security Documents to which it is, or is intended to be, a party, including (without limitation) a copy, certified by a director or an officer of the Security Party in question as true, complete, accurate and unamended, of all documents establishing or limiting the constitution of each Security Party.

3.1.2	Corporate authorities A copy, certified by a director or the secretary of the Security Party in question as true, complete, accurate and neither amended nor revoked, of a resolution of the directors and a resolution of the shareholders of each Security Party (together, where appropriate, with signed waivers of notice of any directors’ or shareholders’ meetings) approving, and authorising or ratifying the execution of, those of the Security Documents and each Drawdown Notice to which that Security Party is or is intended to be a party and all matters incidental thereto.

3.1.3	Officer’s certificate A certificate (i) signed by a duly authorised officer of each of the Security Parties setting out the names of the directors, officers and shareholders of that Security Party and (ii) issued by each Security Party’s company registry confirming due incorporation and valid existence and (when such information is maintained by the registry) the names of its directors and shareholders.

3.1.4	Power of attorney The power of attorney (notarially attested and legalised, if necessary, for registration purposes) of each of the Security Parties under which any documents are to be executed or transactions undertaken by that Security Party.

3.1.5	Qualifying Security If the Borrower exercises its option to put in place any Qualifying Security (other than the Guarantee) on or before the first Advance Date, the documents and evidence listed in Clause 3.4.

3.1.6	The Security Documents The Security Documents (other than the Qualifying Security and the Cash Call Guarantee), together with all notices and other documents required by any of them, duly executed.

3.1.7	Drawdown Notice A Drawdown Notice.

3.1.8	Process agent A letter from Teekay Shipping (UK) Ltd accepting their appointment by each of the Security Parties as agent for service of Proceedings pursuant to the Security Documents.

3.1.9	The Fee Letter The Fee Letter countersigned on behalf of the Borrower by way of acceptance of its terms.

3.1.10	Legal opinions Confirmation satisfactory to the Agent that all legal opinions required by the Agent on behalf of the Finance Parties will be given substantially in the form required by the Agent on behalf of the Finance Parties.

3.1.11	Accounts The Borrower’s Accounts for its fiscal quarter just ended, certified, by a director or an officer of the Borrower, as fair and accurate.

3.1.12	Corporate Structure Evidence of the capital structure and financial condition of the Navion Group (based on the Borrower’s Accounts) confirming (inter alia) that within the Navion Group there is available two hundred million Dollars ($200,000,000) of equity or Subordinated Debt and twenty million Dollars ($20,000,000) of Free Liquidity.

3.1.13	Margin Such evidence as the Agent shall require in order to set the Margin, including without limitation and if required by the Agent a Compliance Certificate.

3.1.14	Intercompany Loan Agreement A copy of the Intercompany Loan Agreement duly executed by the parties thereto and certified as a true and complete copy by the Borrower together with evidence that all conditions precedent required under the Intercompany Loan Agreement have been satisfied.

3.1.15	Navion Evidence that any charges or other security granted and/or registered against Navion or on or over all or any of its vessels has been discharged.

3.1.16	Share Charge Documents Any documents required by the Shares Charge.

3.1.17	Bridge Facility Evidence that the Bridge Facility and any other sums due and payable by the Borrower to the Bridge Lenders and the Agent under the Bridge Facility Agreement will following application of the first Drawing hereunder have been irrevocably repaid in full and that any security granted by any of the Security Parties as security for the Bridge Facility shall be released forthwith upon repayment of the Bridge Facility.

3.1.18	Negative Pledge an undertaking in form and content acceptable to the Agent duly executed and delivered by Navion covenanting not to create or permit to arise or continue any Encumbrance on or over all or any part of its assets or undertakings except for Permitted Liens.

3.2	Conditions Subsequent The Borrower undertakes to deliver or to cause to be delivered to the Agent on, or as soon as practicable after, the first Advance Date, the following additional documents and evidence:-

3.2.1	Legal opinions Such legal opinions as the Agent on behalf of the Banks shall require pursuant to Clause 3.1.10.

3.2.2	Companies Act registrations Evidence that the prescribed particulars of the Security Documents have been delivered to the Registrar of Companies of England and Wales and any other relevant authorities within the statutory time limit.

3.3	Conditions Precedent – Subsequent Drawings Before any Bank shall have any obligation to advance any subsequent Drawings under the Facility, the Borrower shall deliver or cause to be delivered to the order of the Agent, a Drawdown Notice, in addition to the documents and evidence referred to in Clause 3.1 where such documents and evidence have not already been delivered to and received by the Agent.

3.4	Qualifying Security The Borrower shall deliver to the Agent the following documents and evidence if it decides to exercise its option to put in place any of the Qualifying Security (other than the Guarantee):-

3.4.1	Corporate Documents The documents and evidence contained in Clauses 3.1.1 to 3.1.4 inclusive (to the extent such corporate documents do not already authorise the Qualifying Security) in relation to the giver of the Qualifying Security;

3.4.2	Vessel documents Photocopies, certified as true, accurate and complete by a director or the secretary of the Borrower of (in respect of each Qualifying Vessel):-

(a)	any Qualifying Contract which is in force at the time of this Agreement; and

(b)	the management agreement relating to that Qualifying Vessel which is in force at the time of the granting of the Qualifying Security;

in each case together with all addenda, amendments or supplements.

3.4.3	Evidence of ownership In respect of each Qualifying Vessel, certificate(s) of ownership and encumbrance (or equivalent) issued by the Registrar of Ships (or equivalent official) at the Qualifying Vessel’s port of registry confirming that such Qualifying Vessel is on the Qualifying Security Date owned by her owner and free of registered Encumbrances (other than the Qualifying Security).

3.4.4	Evidence of insurance Evidence that each Qualifying Vessel is insured in the manner required by the relevant Qualifying Security and that letters of undertaking will be issued in the manner required by the Qualifying Security, together with (if required by the Agent) the written approval of the Insurances by an insurance adviser appointed by the Agent.

3.4.5	Confirmation of class A Certificate of Confirmation of Class for hull and machinery (dated not more than seven days before the Qualifying Security Date) confirming that each Qualifying Vessel is classed with the highest applicable class necessary to properly operate such Qualifying Vessel with Lloyd’s Register of Shipping, Det norske Veritas, the American Bureau of Shipping or such other classification society as may be acceptable to the Agent.

3.4.6	Valuations A Valuation of each Qualifying Vessel addressed to the Agent.

3.4.7	Qualifying Security The Qualifying Security duly executed and in the case of any mortgages registered with first priority through the Registrar of Ships (or equivalent official) at the port of registry of the Qualifying Vessel concerned.

3.4.8	Legal Opinions Confirmation satisfactory to the Agent that all legal opinions required by the Agent on behalf of the Banks will be given substantially in the form required by the Agent on behalf of the Banks.

3.5	Qualifying Security Conditions Subsequent The Borrower undertakes to deliver or cause to be delivered to the Agent, on or as soon as practicable after, the Qualifying Security Date the following additional documents and evidence:-

3.5.1	Evidence of registration Evidence of registration of the mortgages, in each case with first priority with the Registrar of Ships (or equivalent official) at the port of registry of the Vessel concerned.

3.5.2	Letters of undertaking Letters of undertaking as required by the relevant Security Documents in form and substance acceptable to the Agent.

3.5.3	Master’s receipts If required by the law of the flag of any Vessel, the master’s receipt for each of the mortgages on such Vessels.

3.5.4	Companies Actregistrations Evidence that the prescribed particulars of the Security Documents have been delivered to the Registrar of Companies of England and Wales and any other relevant authorities within the statutory time limit.

3.6	No waiver If the Banks in their sole discretion agree to advance any part of the Facility to the Borrower before all of the documents and evidence required by Clause 3.1 or Clause 3.3 (as the case may be) have been delivered to or to the order of the Agent, the Borrower undertakes to deliver all outstanding documents and evidence to or to the order of the Agent no later than the date specified by the Agent, and the advance of any part of the Facility shall not be taken as a waiver of the Agent’s right to require production of all the documents and evidence required by Clause 3.1 or Clause 3.3 (as the case may be).

3.7	Form and content All documents and evidence delivered to the Agent pursuant to this Clause shall:-

3.7.1	be in form and substance acceptable to the Agent;

3.7.2	be accompanied, if required by the Agent, by translations into the English language, certified in a manner acceptable to the Agent;

3.7.3	if required for registration purposes, be certified, notarised, legalised or attested in a manner acceptable to the Agent.

3.8	Event of Default No Bank shall be under any obligation to advance any part of its Commitment nor to act on any Drawdown Notice if, at the date of the Drawdown Notice or at the date on which the advance of a Drawing is requested in the Drawdown Notice, an Event of Default or Potential Event of Default shall have occurred, or if an Event of Default or Potential Event of Default would result from the advance of the Drawing in question.

4	Representations and Warranties

The Borrower represents and warrants to each of the Finance Parties at the date of this Agreement and (by reference to the facts and circumstances then pertaining) at the date of each Drawdown Notice, at each Advance Date and at each Interest Payment Date as follows except that the representation and warranty contained at Clause 4.6 shall only be made on the first Advance Date:-

4.1	Incorporation and capacity Each of the Security Parties is a body corporate duly constituted, organised and validly existing and (where applicable) in good standing under the law of its country of incorporation, in each case with perpetual corporate existence and the power to sue and be sued, to own its assets and to carry on its business, and all of the corporate shareholders (if any) of each Security Party are duly constituted and existing under the laws of their countries of incorporation with perpetual corporate existence and the power to sue and be sued, to own their assets and to carry on their business and are acting on their own account.

4.2	Solvency None of the Security Parties is insolvent or in liquidation or administration or subject to any other insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of any of the Security Parties or all or any part of their assets. For this purpose a Security Party will be deemed insolvent if it is unable to pay its debts within the meaning of S.123 of the Insolvency Act 1986.

4.3	Binding obligations The Security Documents when duly executed and delivered will constitute the legal, valid and binding obligations of the Security Parties enforceable in accordance with their respective terms subject to applicable laws regarding creditors’ rights in general.

4.4	Satisfaction of conditions All acts, conditions and things required to be done and satisfied and to have happened prior to the execution and delivery of the Security Documents in order to constitute the Security Documents the legal, valid and binding obligations of the Security Parties in accordance with their respective terms have been done, satisfied and have happened in compliance with all applicable laws.

4.5	Registrations and consents With the exception only of the registrations referred to in Clauses 3.2 or 3.5 (as the case may be), all (if any) consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which may be required in connection with the execution, delivery, performance, validity or enforceability of the Security Documents have been obtained or made and remain in full force and effect and the Borrower is not aware of any event or circumstance which could reasonably be expected adversely to affect the right of any of the Security Parties (as the case may be) to hold and/or obtain renewal of any such consents, licences, approvals or authorisations.

4.6	Disclosure of material facts The Borrower is not aware of any material facts or circumstances which have not been disclosed to the Agent and which might, if disclosed, have reasonably been expected to adversely affect the decision of a person considering whether or not to make loan facilities of the nature contemplated by this Agreement available to the Borrower.

4.7	No material litigation Except for those matters disclosed in writing to the Agent, there is no action, suit, arbitration or administrative proceeding nor any contemplated action, suit, arbitration or administrative proceeding pending or to its knowledge about to be pursued before any court, tribunal or governmental or other authority which would, or would be likely to, have a materially adverse effect on the business, assets, financial condition or creditworthiness of the Navion Group.

4.8	No breach of law or contract The execution, delivery and performance of the Security Documents will not contravene any contractual restriction or any law binding on any of the Security Parties or on any shareholder (whether legal or beneficial) of any of the Security Parties, or the constitutional documents of any of the Security Parties, nor result in the creation of, nor oblige any of the Security Parties to create, any Encumbrance over all or any of its assets, with the exception of the Encumbrances created by or pursuant to the Security Documents.

4.9	No deductions Except as disclosed to the Agent in writing, that to the best of their knowledge belief and without undue enquiry, none of the Security Parties is required to make any deduction or withholding from any payment which it may be obliged to make to any of the Finance Parties under or pursuant to the Security Documents.

4.10	Use of Facility The Facility will be used for the purposes specified in the Recital.

4.11	Material Adverse Change There has been no material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of any company within the Navion Group or the Guarantor or in the facts and information regarding such entities as represented to date. In this clause material adverse change means, in the reasonable opinion of the Banks, a material adverse affect on (i) the ability of the Borrower to repay Drawings or perform its obligations under this Agreement or (ii) the ability of any Security Party to perform its material obligations under any document related to the Facility or (iii) the business, property, assets, liabilities, operations, condition (financial or otherwise) or prospects of any Security Party.

4.12	Intercompany Loan Agreement The Intercompany Loan Agreement delivered to the Agent pursuant to Clause 3.1 constitutes the entire agreement between the Borrower and the Purchaser in relation to the Intercompany Indebtedness and there are no side letters, security documents or other related agreements nor fees payable in connection therewith which have not been disclosed to the Agent.

5	Repayment and Prepayment

5.1	Repayment Each Drawing shall be repaid by the Borrower to the Agent on behalf of the Banks on the last day of its Interest Period unless the Borrower selects a further Interest Period for that Drawing in accordance with Clause 6, provided that the Borrower shall not be permitted to select such further Interest Period if an Event of Default or Potential Event of Default has occurred and shall then be obliged to repay such Drawing on the last day of its then current Interest Period. The Borrower shall on the Termination Date repay to the Agent as agent for the Banks all Facility Outstandings.

5.2	Prepayment The Borrower may prepay the Facility Outstandings in whole or in part in integral multiples of five million Dollars ($5,000,000) (or as otherwise may be agreed by the Agent) provided that it has first given to the Agent not fewer than five (5) Business Days’ prior written notice expiring on a Business Day of its intention to do so. Any notice pursuant to this Clause 5.2 once given shall be irrevocable and shall oblige the Borrower to make the prepayment referred to in the notice on the Business Day specified in the notice, together with all interest accrued on the amount prepaid up to and including that Business Day.

5.3	Prepayment indemnity If the Borrower shall, subject always to Clause 5.2, make a prepayment on a Business Day other than the last day of an Interest Period, it shall pay to the Agent on behalf of the Banks any amount which is necessary to compensate the Banks for any Break Costs incurred by the Agent or any of the Banks as a result of the prepayment in question.

5.4	Application of prepayments Any prepayment in an amount less than the Indebtedness shall be applied in satisfaction or reduction first of any costs and other expenses outstanding; secondly of all interest accrued with respect to the outstanding Drawings; and thirdly of the outstanding Drawings as the Borrower may specify.

5.5	Reborrowing of prepayments Any amount prepaid pursuant to this Agreement may be reborrowed in accordance with Clause 2.4.

6	Interest

6.1	Interest Periods The period during which any Drawing shall be outstanding pursuant to this Agreement shall be divided into consecutive Interest Periods of one, two, three or six months’ duration, as selected by the Borrower by written notice to the Agent not later than 11.00 a.m. on the fourth Business Day before the beginning of the Interest Period in question, or such other duration as may be agreed by the Banks in their discretion. No more than three one (1) month Interest Periods may be selected by the Borrower in each calendar year during the Facility Period.

6.2	Beginning and end of Interest Periods The first Interest Period in respect of each Drawing shall begin on the Advance Date of that Drawing and shall end on the last day of the Interest Period selected in accordance with Clause 6.1. Any subsequent Interest Period selected in respect of each Drawing shall commence on the day following the last day of its previous Interest Period and shall end on the last day of its current Interest Period selected in accordance with Clause 6.1. However, in respect of any Drawings outstanding on the Termination Date, the Interest Period applicable to such Drawings shall end on the Termination Date.

6.3	Interest rate During each Interest Period, interest shall accrue on each Drawing at the rate determined by the Agent to be the aggregate of (a) the applicable Margin (b) LIBOR and (c), if applicable, the Mandatory Cost determined at or about 11.00 a.m. (London time) on the second Business Day prior to the beginning of the Interest Period relating to that Drawing.

6.4	Accrual and payment of interest During the Facility Period,interest shall accrue from day to day, shall be calculated on the basis of a 360 day year and the actual number of days elapsed (or, in any circumstance where market practice differs, in accordance with the prevailing market practice) and shall be paid by the Borrower to the Agent on behalf of the Banks on the last day of each Interest Period and additionally, during any Interest Period exceeding three months, on the last day of each successive three month period after the beginning of that Interest Period.

6.5	Ending of Interest Periods If any Interest Period would end on a day which is not a Business Day, that Interest Period shall end on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month, in which event the Interest Period in question shall end on the next preceding Business Day).

6.6	Default Rate If an Event of Default shall occur, the whole of the Indebtedness shall, from the date of the occurrence of the Event of Default, bear interest up to the date of actual payment (both before and after judgment) at the Default Rate, compounded at such intervals as the Agent shall in its reasonable discretion determine, which interest shall be payable from time to time by the Borrower to the Agent on behalf of the Banks on demand.

6.7	Determinations conclusive Each determination of an interest rate made by the Agent in accordance with Clause 6 shall (save in the case of manifest error or on any question of law) be final and conclusive.

7	Fees

7.1	Fee Letter The Borrower shall pay to or to the order of the Agent the fees, commissions and other sums referred to in the Fee Letter in the amounts and on the dates set out in the Fee Letter.

7.2	Commitment Commission The Borrower shall pay to the Agent Commitment Commission in Dollars at the rate of (i) fifty per cent (50%) of the applicable Margin per annum during the first three years of the Facility Period following the Execution Date and (ii) forty per cent (40%) of the applicable Margin per annum for the remainder of the Facility Period on any undrawn part of the Facility. The Commitment Commission will accrue from day to day on the basis of a 360 day year and the actual number of days elapsed and shall be paid quarterly in arrears from the Execution Date until the Commitment Termination Date based upon the Margin in effect for the previous quarter with the first such payment being due and payable on the date falling three months after the Execution Date. Where any Commitment Commission is due and payable prior to the first Advance Date the applicable Margin shall be the Margin that would have applied to the Facility if all or any part of the Facility had been advanced under this Agreement.

8	Security Documents

As security for the repayment of the Indebtedness, the Borrower shall execute and deliver to the Agent or cause to be executed and delivered to the Agent, on or before the first Advance Date, the following Security Documents in such forms and containing such terms and conditions as the Agent shall require:-

8.1	the Assignment a deed of assignment of the Intercompany Indebtedness;

8.2	the Guarantee the guarantee and indemnity of the Guarantor in respect of the Borrower's Obligations; and

8.3	Shares Charge an assignment by the Borrower of a charge over the issued share capital of Navion entered into by the Shareholder as security for its obligations under the Intercompany Loan Agreement.

9	Agency and Trust

9.1	Appointment Each of the Banks and the Arrangers appoints the Agent its agent for the purpose of administering the Facility and the Security Documents and authorises the Agent and its directors, officers, employees and agents acting on the instructions from time to time of the Majority Banks, and subject to Clauses 9.4 and 9.19, to execute the Security Documents on its behalf and to exercise all rights, powers, discretions and remedies vested in the Banks under or pursuant to the Security Documents, together with all powers reasonably incidental to them.

9.2	Authority Each of the Banks and the Arrangers irrevocably authorises the Agent, acting on the instructions from time to time of the Majority Banks (save where the terms of any Security Document expressly require the instructions of all of the Banks):-

9.2.1	to give or withhold any consents or approvals; and

9.2.2	to exercise, or refrain from exercising, any discretions; and

9.2.3	to collect, receive, release or pay any money;

under or pursuant to any of the Security Documents. The Agent shall have no duties or responsibilities as agent or as security trustee other than those expressly conferred on it by the Security Documents and shall not be obliged to act on any instructions if to do so would, in the opinion of the Agent, be contrary to any provision of the Security Documents or to any law, or would expose the Agent to any actual or potential liability to any third party.

9.3	Trust The Agent agrees and declares, and each of the Banks acknowledges, that, subject to the terms and conditions of this Clause, the Agent holds the Trust Property on trust for the Banks, in accordance with their respective Proportionate Shares, absolutely. Each of the Banks agrees that the obligations, rights and benefits vested in the Agent in its capacity as security trustee shall be performed and exercised in accordance with this Clause. The Agent in its capacity as security trustee shall have the benefit of all of the provisions of this Agreement benefiting it in its capacity as agent for the Banks, and all the powers and discretions conferred on trustees by the Trustee Act 1925 (to the extent not inconsistent with this Agreement). In addition:-

9.3.1	the Agent (and any attorney, agent or delegate of the Agent) may indemnify itself or himself out of the Trust Property against all liabilities, costs, fees, damages, charges, losses and expenses sustained or incurred by it or him in relation to the taking or holding of any of the Trust Property or in connection with the exercise or purported exercise of the rights, trusts, powers and discretions vested in the Agent or any other such person by or pursuant to the Security Documents or in respect of anything else done or omitted to be done in any way relating to the Security Documents; and

9.3.2	the Banks acknowledge that the Agent shall be under no obligation to insure any property nor to require any other person to insure any property and shall not be responsible for any loss which may be suffered by any person as a result of the lack or insufficiency of any insurance; and

9.3.3	the Agent and the Banks agree that the perpetuity period applicable to the trusts declared by this Agreement shall be the period of eighty years from the Execution Date.

9.4	Limitations on authority Except with the prior written consent of each of the Banks, the Agent shall not be entitled to :-

9.4.1	release or vary any security given for the Borrower's obligations under this Agreement; nor

9.4.2	except as otherwise provided in this Agreement, agree to waive the payment of any sum of money payable by any of the Security Parties under the Security Documents; nor

9.4.3	change the meaning of the expression "Majority Banks"; nor

9.4.4	exercise, or refrain from exercising, any discretion, or give or withhold any consent, the exercise or giving of which is, by the terms of this Agreement, expressly reserved to the Banks; nor

9.4.5	extend the due date for the payment of any sum of money payable by any of the Security Parties under the Security Documents; nor

9.4.6	take or refrain from taking any step if the effect of such action or inaction may lead to the increase of the obligations of a Bank under any of the Security Documents; nor

9.4.7	agree to change the currency in which any sum is payable under the Security Documents; nor

9.4.8	agree to amend this Clause 9.4; nor

9.4.9	agree to amend the definition of "Margin".

9.5	Liability Neither the Agent nor any of its directors, officers, employees or agents shall be liable to the Banks or the Arrangers for anything done or omitted to be done by the Agent under or in connection with the Security Documents unless as a result of the Agent’s wilful misconduct or gross negligence.

9.6	Acknowledgement Each of the Banks and the Arrangers acknowledges that:-

9.6.1	it has not relied on any representation made by the Agent or any of the Agent’s directors, officers, employees or agents or by any other person acting or purporting to act on behalf of the Agent to induce it to enter into any of the Security Documents;

9.6.2	it has made and will continue to make without reliance on the Agent, and based on such documents and other evidence as it considers appropriate, its own independent investigation of the financial condition and affairs of the Security Parties in connection with the making and continuation of the Facility;

9.6.3	it has made its own appraisal of the creditworthiness of the Security Parties;

9.6.4	the Agent shall not have any duty or responsibility at any time to provide it with any credit or other information relating to any of the Security Parties unless that information is received by the Agent pursuant to the express terms of the Security Documents.

Each of the Banks and the Arrangers agrees that it will not assert nor seek to assert against any director, officer, employee or agent of the Agent or against any other person acting or purporting to act on behalf of the Agent any claim which it might have against them in respect of any of the matters referred to in this Clause.

9.7	Limitations on responsibility The Agent shall have no responsibility to any of the Security Parties or to the Banks or to the Arrangers on account of:-

9.7.1	the failure of a Bank or of any of the Security Parties to perform any of their respective obligations under the Security Documents;

9.7.2	the financial condition of any of the Security Parties;

9.7.3	the completeness or accuracy of any statements, representations or warranties made in or pursuant to any of the Security Documents, or in or pursuant to any document delivered pursuant to or in connection with any of the Security Documents;

9.7.4	the negotiation, execution, effectiveness, genuineness, validity, enforceability, admissibility in evidence or sufficiency of any of the Security Documents or of any document executed or delivered pursuant to or in connection with any of the Security Documents.

9.8	The Agent’s rights' The Agent may:-

9.8.1	assume that all representations or warranties made or deemed repeated by any of the Security Parties in or pursuant to any of the Security Documents are true and complete, unless, in its capacity as the Agent, it has acquired actual knowledge to the contrary; and

9.8.2	assume that no Event of Default or Potential Event of Default has occurred unless, in its capacity as the Agent, it has acquired actual knowledge to the contrary; and

9.8.3	rely on any document or Communication believed by it to be genuine; and

9.8.4	rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it; and

9.8.5	rely as to any factual matters which might reasonably be expected to be within the knowledge of any of the Security Parties on a certificate signed by or on behalf of that Security Party; and

9.8.6	refrain from exercising any right, power, discretion or remedy unless and until instructed to exercise that right, power, discretion or remedy and as to the manner of its exercise by the Banks (or, where applicable, by the Majority Banks) and unless and until the Agent has received from the Banks any payment which the Agent may require on account of, or any security which the Agent may require for, any costs, claims, expenses (including legal and other professional fees) and liabilities which it considers it may incur or sustain in complying with those instructions.

9.9	The Agent’s duties The Agent shall:-

9.9.1	if requested in writing to do so by a Bank, make enquiry and advise the Banks as to the performance or observance of any of the provisions of the Security Documents by any of the Security Parties or as to the existence of an Event of Default; and

9.9.2	inform the Banks promptly of any Event of Default of which the Agent has actual knowledge; and

9.9.3	inform the Banks promptly of any disclosures in writing received by the Agent pursuant to Clause 4.7.

9.10	No deemed knowledge The Agent shall not be deemed to have actual knowledge of the falsehood or incompleteness of any representation or warranty made or deemed repeated by any of the Security Parties or actual knowledge of the occurrence of any Event of Default or Potential Event of Default unless a Bank or any of the Security Parties shall have given written notice thereof to the Agent.

9.11	Other business The Agent may, without any liability to account to the Banks or the Arrangers, generally engage in any kind of banking or trust business with any of the Security Parties or any of their respective Subsidiaries or associated companies or with a Bank as if it were not the Agent.

9.12	Indemnity The Banks shall, promptly on the Agent’s request, reimburse the Agent in their respective Proportionate Shares, for, and keep the Agent fully indemnified in respect of:-

9.12.1	all amounts payable by the Borrower to the Agent pursuant to Clause 17 (other than under Clauses 17.3 and 17.4) to the extent that those amounts are not paid by the Borrower;

9.12.2	all liabilities, damages, costs and claims sustained or incurred by the Agent in connection with the Security Documents, or the performance of its duties and obligations, or the exercise of its rights, powers, discretions or remedies under or pursuant to any of the Security Documents; or in connection with any action taken or omitted by the Agent under or pursuant to any of the Security Documents, unless in any case those liabilities, damages, costs or claims arise solely from the Agent’s wilful misconduct or gross negligence.

9.13	Employment of agents In performing its duties and exercising its rights, powers, discretions and remedies under or pursuant to the Security Documents, the Agent shall be entitled to employ and pay agents to do anything which the Agent is empowered to do under or pursuant to the Security Documents (including the receipt of money and documents and the payment of money) and to act or refrain from taking action in reliance on the opinion of, or advice or information obtained from, any lawyer, banker, broker, accountant, valuer or any other person believed by the Agent in good faith to be competent to give such opinion, advice or information.

9.14	Distribution of payments The Agent shall pay promptly to the order of each of the Banks that Bank’s Proportionate Share of every sum of money received by the Agent pursuant to the Security Documents (with the exception of any amounts payable pursuant to Clause 7.1 and/or the Fee Letter and any amounts which, by the terms of the Security Documents, are paid to the Agent for the account of the Agent alone or specifically for the account of one or more Banks or Arrangers) and until so paid such amount shall be held by the Agent on trust absolutely for that Bank or that Arranger (or as the case may be).

9.15	Reimbursement The Agent shall have no liability to pay any sum to a Bank or to an Arranger until it has itself received payment of that sum. If, however, the Agent does pay any sum to a Bank or to an Arranger on account of any amount prospectively due to it pursuant to Clause 9.14 before it has itself received payment of that amount, and the Agent does not in fact receive payment within five Business Days after the date on which that payment was required to be made by the terms of the Security Documents or the Mortgagees’ Insurances, the recipient will, on demand by the Agent, refund to the Agent an amount equal to the amount received by it, together with an amount sufficient to reimburse the Agent for any amount which the Agent may certify that it has been required to pay by way of interest on money borrowed to fund the amount in question during the period beginning on the date on which that amount was required to be paid by the terms of the Security Documents or the Mortgagees’ Insurances and ending on the date on which the Agent receives reimbursement.

9.16	Redistribution of payments Unless otherwise agreed between the Finance Parties, if at any time a Bank receives or recovers by way of set-off, the exercise of any lien or otherwise (other than from any assignee or transferee of or sub-participant in that Bank’s Commitment), an amount greater than that Bank’s Proportionate Share of any sum due from any of the Security Parties under the Security Documents (the amount of the excess being referred to in this Clause as the “Excess Amount”) then:-

9.16.1	that Bank shall promptly notify the Agent (which shall promptly notify each other Bank);

9.16.2	that Bank shall pay to the Agent an amount equal to the Excess Amount within ten days of its receipt or recovery of the Excess Amount; and

9.16.3	the Agent shall treat that payment as if it were a payment by the Security Party in question on account of the sum owed to the Banks as aforesaid and shall account to the Banks in respect of the Excess Amount in accordance with the provisions of this Clause.

However, if a Bank has commenced any Proceedings to recover sums owing to it under the Security Documents and, as a result of, or in connection with, those Proceedings has received an Excess Amount, the Agent shall not distribute any of that Excess Amount to any other Bank which had been notified of the Proceedings and had the legal right to, but did not, join those Proceedings or commence and diligently prosecute separate Proceedings to enforce its rights in the same or another court.

9.17	Rescission of Excess Amount If all or any part of any Excess Amount is rescinded or must otherwise be restored to any of the Security Parties or to any other third party, the Banks which have received any part of that Excess Amount by way of distribution from the Agent pursuant to Clause 9.16 shall repay to the Agent for the account of the Bank which originally received or recovered the Excess Amount, the amount which shall be necessary to ensure that the Banks share rateably in accordance with their Proportionate Shares in the amount of the receipt or payment retained, together with interest on that amount at a rate equivalent to that (if any) paid by the Bank receiving or recovering the Excess Amount to the person to whom that Bank is liable to make payment in respect of such amount, and Clause 9.16.3 shall apply only to the retained amount.

9.18	Proceedings Each of the Finance Parties shall notify one another of the proposed commencement of any Proceedings under any of the Security Documents prior to their commencement. No such Proceedings may be commenced without the prior written consent of the Majority Banks.

9.19	Instructions Where the Agent is authorised or directed to act or refrain from acting in accordance with the instructions of the Banks or of the Majority Banks each of the Banks shall provide the Agent with instructions within seven Business Days of the Agent’s written request. If a Bank does not provide the Agent with instructions within that period, (i) that Bank shall be bound by the decision of the Agent, (ii) that Bank shall have no vote for the purposes of this Clause and (iii) the combined Proportionate Shares of the other Banks who provided such instructions shall be deemed to contribute 100%. Nothing in this Clause shall limit the right of the Agent to take, or refrain from taking, any action without obtaining the instructions of the Banks if the Agent in its discretion considers it necessary or appropriate to take, or refrain from taking, such action in order to preserve the rights of the Banks under or in connection with the Security Documents. In that event, the Agent will notify the Banks of the action taken by it as soon as reasonably practicable, and the Banks agree to ratify any action taken by the Agent pursuant to this Clause.

9.20	Communications Any Communication under this Clause shall be given, delivered, made or served, in the case of the Agent (in its capacity as Agent or as one of the Banks), and in the case of the other Banks, at the address indicated in Schedule 1 or such other addresses as shall be duly notified in writing to the Agent on behalf of the Banks.

9.21	Payments All amounts payable to a Bank under this Clause shall be paid to such account at such bank as that Bank may from time to time direct in writing to the Agent.

9.22	Retirement Subject to a successor being appointed in accordance with this Clause, the Agent may retire as agent and/or security trustee at any time without assigning any reason by giving to the Borrower and the other Finance Parties notice of its intention to do so, in which event the following shall apply:-

9.22.1	with the consent of the Borrower, not to be unreasonably withheld, the other Finance Parties may within thirty days after the date of the Agent’s notice appoint a successor to act as agent and/or security trustee or, if they fail to do so with the consent of the Borrower, not to be unreasonably withheld, the Agent may appoint any other bank or financial institution as its successor;

9.22.2	the resignation of the Agent shall take effect simultaneously with the appointment of its successor on written notice of that appointment being given to the Borrower and the other Finance Parties;

9.22.3	the Agent shall thereupon be discharged from all further obligations as agent and/or security trustee but shall remain entitled to the benefit of the provisions of this Clause;

9.22.4	the Agent’s successor and each of the other parties to this Agreement shall have the same rights and obligations amongst themselves as they would have had if that successor had been a party to this Agreement.

9.23	No fiduciary relationship Except as provided in Clauses 9.3 and 9.14, the Agent shall not have any fiduciary relationship with or be deemed to be a trustee of or for a Bank or an Arranger and nothing contained in any of the Security Documents shall constitute a partnership between any two or more Banks or Arrangers or between the Agent and any Bank or Arranger.

9.24	The Agent as a Bank The expression “the Banks” when used in the Security Documents includes the Agent in its capacity as one of the Banks. The Agent shall be entitled to exercise its rights, powers, discretions and remedies under or pursuant to the Security Documents in its capacity as one of the Banks in the same manner as any other Bank and as if it were not also the Agent.

9.25	The Agent as security trustee Unless the context otherwise requires, the expression “the Agent” when used in the Security Documents includes the Agent acting in its capacities both as agent and security trustee.

10	Covenants

The Borrower covenants with the Finance Parties in the following terms.

10.1	Negative covenants

The Borrower will not and (other than in the case of Clause 10.1.5) will procure that no member of the Covenanting Group will:-

10.1.1	no third party rights without the Majority Banks’ prior written consent create or permit to arise or continue any Encumbrance on or over all or any part of its assets or undertaking (including, without limitation accounts receivable by that member) except for Permitted Liens or Encumbrances arising in connection with the financing of the volatile organic compound equipment provided on a non-recourse basis to the Borrower (the “VOC Equipment”); nor

10.1.2	no loans or other financial commitments make any loan or other similar financial support available to any third party or any member of the Navion Group save in respect of employee loans, the Intercompany Indebtedness, and intercompany loans to Subsidiaries for working capital purposes and financing of the VOC Equipment, which financial support may only be given to any member of the Covenanting Group; nor

10.1.3	no other business materially change the nature of its business from that carried on as at the Execution Date (and for the purpose of this Clause, a change of business shall be deemed “material” if the turnover of any new or changed business constitutes seven point five per cent (7.5%) or more of the aggregate turnover of the relevant entity within the Covenanting Group); nor

10.1.4	no borrowing borrow any money other than Permitted Borrowings or incur any obligations under leases other than in its ordinary course of business; nor

10.1.5	no dividends pay any dividends or make any other distributions to shareholders or issue any new shares unless:-

(a)	no Event of Default or Potential Event of Default has occurred and is continuing; and

(b)	the Borrower has cash reserves of seventy million Dollars ($70,000,000) or the equivalent in any other currency (the “Cash Reserve Amount”) after such dividend distribution has been made. The Cash Reserve Amount shall consist of at least forty million Dollars ($40,000,000) in Free Liquidity and the remainder may consist of an undrawn amount available under the Facility; or

(c)	(if at any relevant time the Guarantee is not in full force and effect) the Guarantor has delivered to the Agent the Cash Call Guarantee for the Cash Call Amount together with a legal opinion relating thereto in all respects acceptable to the Agent; nor

10.1.6	merger or amalgamation without the prior written consent of the Majority Banks, permit any merger or amalgamation, such consent not to be unreasonably withheld in the case of a merger or amalgamation within the Navion Group.

10.2	Positive covenants

10.2.1	Financial statements The Borrower will supply to the Agent, without request, the Borrower’s Accounts for each financial year of the Borrower ending during the Facility Period, containing (amongst other things) the Borrower’s profit and loss account for, and balance sheet at the end of, each such financial year, in each case within one hundred and twenty days of the end of the financial year to which they relate and the Borrower’s quarterly unaudited management accounts within 90 days of the end of the quarter to which they relate, and such financial statements shall accurately and fairly represent the financial condition of the Borrower.

10.2.2	Other information The Borrower will promptly supply to the Agent such information and explanations as the Majority Banks may from time to time reasonably require in connection with the operation of the Vessels and the Borrower’s and the Guarantor’s profit and liquidity, and will procure that the Agent be given the like information and explanations relating to all other Security Parties.

10.2.3	Certificate of Compliance The Borrower shall deliver to the Agent a duly executed Certificate of Compliance ninety (90) days after the end of each fiscal quarter (or one hundred and twenty (120) days in the case of the year end accounts) occurring during the Facility Period certifying (inter alia) compliance with the covenants contained in Clause 10.3.

10.2.4	Inspection of records The Borrower will permit the inspection of its financial records and accounts on reasonable notice from time to time during business hours by the Agent or its nominee.

10.2.5	Notification of Event of Default The Borrower will immediately notify the Agent in writing of the occurrence of any Event of Default or Potential Event of Default or any event which will materially adversely affect the Borrower’s or the Guarantor’s ability to perform its obligations under the Security Documents to which it is a party or the ability of any of the other Security Parties to perform any of their material obligations under any of the Security Documents to which they are a party or may become a party to.

10.2.6	Pari Passu The Borrower shall ensure that its respective obligations under this Agreement shall at all times rank at least pari passu with all of its other present and future unsecured and unsubordinated indebtedness with the exception of any obligations which are mandatorily preferred by any applicable laws to companies generally and not by contract.

10.2.7	Corporate Existence Save as permitted by Clause 10.1.6, the Borrower shall ensure that throughout the Facility Period each of the Security Parties shall (i) remain duly formed and validly existing under the laws of its respective jurisdiction of incorporation (ii) remain authorised to do business in the jurisdiction in which it transacts its business (iii) continue to have the power to carry on its business as it is now being conducted and to enter into and perform its obligations under the Security Documents to which it is a party and (iv) continue to comply with all laws, statutory, regulatory and other requirements relative to its business which could reasonably be expected to have a material adverse effect on its business, assets or operations, financial or otherwise.

10.2.8	Admissibility In Evidence The Borrower shall on the request of the Agent obtain all necessary authorisations, consents, approvals, licences, exemptions, filings, registrations, recordings and notarisations required or advisable in connection with the admissibility in evidence of the Security Documents or any of them in Proceedings in England or any other jurisdiction in which Proceedings have been commenced.

10.3	Borrower’s Financial Covenants

10.3.1	Throughout the Facility Period (but subject to Clause 10.5) the Borrower shall:-

(a)	maintain a Free Liquidity of not less than twenty million Dollars ($20,000,000) from the Execution Date until the first anniversary thereof and thereafter for the remainder of the Facility Period maintain a minimum Free Liquidity of thirty million Dollars ($30,000,000);

(b)	calculated quarterly on a 12 month trailing basis (provided that until the first anniversary of the Execution Date the EBITDA will be annualised based on the number of months that have elapsed) maintain a NIBD to EBITDA ratio of a maximum of:-

less than 5.5 for the first year of the Facility Period commencing on the Execution Date;

less than 5.0 for the second and third years of the Facility Period commencing on the Execution Date; and

less than 4.0 for the remainder of the Facility Period after the third anniversary of the Execution Date; and

(c)	calculated quarterly on a 12 month trailing basis (provided that until the first anniversary of the Execution Date the EBITDA will be annualised based on the number of months that have elapsed) maintain an EBITDA to Interest and Reductions ratio of greater than 1.0.

10.4	Guarantor’s Financial Covenants At any time during the Facility Period when the Guarantor has issued the Guarantee and/or Cash Call Guarantee(s) which remain in full force and effect, the Borrower shall procure that the Guarantor maintains a Free Liquidity of not less than the greater of seventy five million Dollars ($75,000,000) and seven point five per cent (7.5%) of the Total Debt of the Guarantor.

10.5	Calculation of covenants

The financial covenants set forth in Clauses 10.3 (b) and (c) shall only be applicable from the earlier to occur of (i) the date falling fifteen months after the Execution Date and (ii) the date on which the Guarantee is withdrawn. The financial covenants contained in Clause 10.3 shall first be tested on the date falling fifteen months after the Execution Date, on the date on which the Guarantee is withdrawn or on the date on which the Guarantor loses the Minimum Rating in order to ensure that the Borrower is in compliance with such covenants. All of the covenants contained in Clause 10.3 shall be calculated on a consolidated basis for the Borrower and its Subsidiaries.

10.6	Release of Guarantee

10.6.1	At any time prior to the date falling fifteen (15) months after the Execution Date, subject to and conditional upon

(i)	the Borrower having given no less than thirty (30) days written notice to the Agent requesting release of the Guarantee;

(ii)	no Event of Default or Potential Event of Default then being in existence; and

(iii)	the Borrower having delivered or procured the delivery to the Agent of Qualifying Security (other than the Guarantee) together with all other documents referred to in Clause 3.4 then on or as soon as practicable after the Qualifying Security Date, the Agent shall release the Guarantor from its obligations under the Guarantee.

10.6.2	At any time on or after the date falling fifteen (15) months after the Execution Date, subject to and conditional upon

(i)	the Borrower having given no less than thirty (30) days written notice to the Agent requesting release of the Guarantee; and

(ii)	no Event of Default or Potential Event of Default then being in existence then the Agent shall release the Guarantor from its obligations under the Guarantee, and the calculation of the Margin shall be modified in accordance with the definition of “Margin”.

10.7	Cash Call Guarantee if at any time the Cash Call Guarantee(s) are less than the Cash Call Amount, promptly on the request of the Agent to procure the delivery of a further Cash Call Guarantee to the Agent to secure any such shortfall together with a legal opinion relating thereto in all respects acceptable to the Agent.

11	Earnings

Remittance of EarningsImmediately upon the occurrence of an Event of Default, the Borrower shall procure that all Earnings are paid to such account(s) as the Agent shall from time to time specify by notice in writing to the Borrower.

12	Events Of Default

12.1	The Agent’s rights If any of the events set out in Clause 12.2 occurs, the Agent may at its discretion (and, on the instructions of the Majority Banks, will) by notice to the Borrower declare the Banks to be under no further obligation to the Borrower under or pursuant to this Agreement and may (and, on the instructions of the Majority Banks, will) declare all or any part of the Indebtedness (including such unpaid interest as shall have accrued) to be immediately payable, whereupon the Indebtedness (or the part of the Indebtedness referred to in the Agent’s notice) shall immediately become due and payable without any further demand or notice of any kind.

12.2	Events of Default The events referred to in Clause 12.1 are:-

12.2.1	payment default if the Borrower defaults in the payment of any part of the Indebtedness when due PROVIDED ALWAYS that if the Borrower can demonstrate to the reasonable satisfaction of the Agent that it has given all necessary instructions to effect payment and the non-receipt thereof is attributable to an error in the banking system, such Event of Default shall only occur two (2) Business Days after such payment fell due; or

12.2.2	other default if any of the Security Parties fails to observe or perform any of the covenants, conditions, undertakings, agreements or obligations on its part contained in any of the Security Documents or shall in any other way be in breach of or do or cause to be done any act repudiating or evidencing an intention to repudiate any of the Security Documents and such default (if in the reasonable opinion of the Majority Banks capable of remedy) is not remedied within fourteen (14) days after notice of the default has been given to the Borrower; or

12.2.3	misrepresentation or breach of warranty if any representation, warranty or statement made, deemed to be made, or repeated under any of the Security Documents or in any accounts, certificate, notice instrument, written statement or opinion delivered by a Security Party under or in connection with any Security Document is incorrect in any material respect when made, deemed to be made or repeated; or

12.2.4	execution if a distress or execution or other process of a court or authority is levied on any of the property of any of the Security Parties or any other member of the Navion Group before or after final judgment or by order of any competent court or authority for an amount in excess of five million Dollars ($5,000,000) or its equivalent in any other currency and is not satisfied or stayed (with a view to being contested in good faith) within fourteen days of levy or any other applicable cure period (if longer); or

12.2.5	insolvency events if any of the Security Parties:-

(a)	resolves to appoint, or applies for, or consents to the appointment of, a receiver, administrative receiver, trustee, administrator or liquidator of itself or of all or part of its assets other than for the purposes of a merger or amalgamation pursuant to Clause 10.1.6; or

(b)	is unable or admits its inability to pay its debts as they fall due; or

(c)	makes a general assignment for the benefit of creditors; or

(d)	ceases trading or threatens to cease trading; or

(e)	has appointed an Inspector under the Companies Act 1985 or any statutory provision which the Agent in its discretion considers analogous thereto; or

12.2.6	insolvency proceedings if any proceedings are commenced or threatened, or any order or judgment is given by any court, for the bankruptcy, liquidation, winding up, administration or re-organisation of any of the Security Parties or any other member of the Navion Group or for the appointment of a receiver, administrative receiver, administrator, liquidator or trustee of any of the Security Parties or any other member of the Navion Group or of all or any material part of the assets of any of the Security Parties or any other member of the Navion Group, or if any person appoints or purports to appoint such receiver, administrative receiver, administrator, liquidator or trustee which proceeding is not discharged within thirty (30) days of its commencement; or

12.2.7	impossibility or illegality unless covered by Clause 15.7, if any event occurs which would, or would with the passage of time, render performance of any of the Security Documents impossible, unlawful or unenforceable by the Banks or the Agent; or

12.2.8	conditions subsequent if any of the conditions set out in Clause 3.2 or 3.5 is not satisfied within the time reasonably required by the Agent; or

12.2.9	revocation or modification of consents etc. if any material consent, licence, approval or authorisation which is now or which at any time during the Facility Period becomes necessary to enable any of the Security Parties to comply with any of their obligations in or pursuant to any of the Security Documents is revoked, withdrawn or withheld, or modified in a manner which the Agent reasonably considers is, or may be, prejudicial to the interests of the Banks in a material manner, or any material consent, licence, approval or authorisation ceases to remain in full force and effect; or

12.2.10	curtailment of business if the business of any of the Security Parties is wholly or materially curtailed by any intervention by or under authority of any government, or if all or a substantial part of the undertaking, property or assets of any of the Security Parties is seized, nationalised, expropriated or compulsorily acquired by or under authority of any government or any Security Party disposes or threatens to dispose of a substantial part of its business or assets; or

12.2.11	acceleration of other indebtedness if any other indebtedness or obligation for borrowed money of any of the Security Parties or any other member of the Navion Group becomes due or capable of being declared due prior to its stated maturity by reason of default on the part of that Security Party or member of the Navion Group (as the case may be), or is not repaid or satisfied on the due date for its repayment or any such other loan, guarantee or indebtedness becomes enforceable save, in either case, for amounts of less than five million Dollars ($5,000,000) in aggregate, or its equivalent in any other currency; or

12.2.12	reduction of capital if any of the members of the Navion Group reduces its authorised or issued or subscribed capital except reductions effected in compliance with Clause 10.1.6; or

12.2.13	challenge to registration if the registration of any Vessel or any Mortgage becomes void or voidable or liable to cancellation or termination; or

12.2.14	war if the country of registration of any Vessel becomes involved in war (whether or not declared) or civil war or is occupied by any other power and the Agent reasonably considers that, as a result, the security conferred by the Security Documents is materially prejudiced; or

12.2.15	notice of termination if the Guarantor gives notice to the Agent to determine its obligations under the Guarantee or the Cash Call Guarantee, as the case may be; or

12.2.16	material adverse change etc. if any thing is done or permitted or omitted to be done by any of the Security Parties or any other member of the Navion Group which in the reasonable opinion of the Majority Banks jeopardises or imperils (or may jeopardise or imperil) the rights conferred on the Finance Parties by the Security Documents, or if there occurs (in the reasonable opinion of the Majority Banks) any material adverse change in the business, affairs or financial condition of any of the Security Parties or any other member of the Navion Group from that pertaining at the date of this Agreement; or

12.2.17	final judgements if any of the Security Parties fails to comply with any non appealable court order or fails to pay a final unappealable judgment against it, in either case, in excess of one million Dollars ($1,000,000) which remains unsettled for fourteen (14) days.

13	Set-Off and Lien

13.1	Set-off The Borrower irrevocably authorises each of the Finance Parties at any time after all or any part of the Indebtedness shall have become due and payable to set off without notice any liability of the Borrower to any of the Finance Parties (whether present or future, actual or contingent, and irrespective of the branch or office, currency or place of payment) against any credit balance from time to time standing on any account of the Borrower (whether current or otherwise and whether or not subject to notice) with any branch of any of the Finance Parties in or towards satisfaction of the Indebtedness and, in the name of that Finance Party or the Borrower, to do all acts (including, without limitation, converting or exchanging any currency) and execute all documents which may be required to effect such application.

13.2	Lien If an Event of Default has occurred and is continuing, each Finance Party shall have a lien on and be entitled to retain and realise as additional security for the repayment of the Indebtedness any cheques, drafts, bills, notes or negotiable or non-negotiable instruments and any stocks, shares or marketable or other securities and property of any kind of the Borrower (or of that Finance Party as agent or nominee of the Borrower) from time to time held by that Finance Party, whether for safe custody or otherwise.

13.3	Restrictions on withdrawal Despite any term to the contrary in relation to any deposit or credit balance at any time on any account of the Borrower with any of the Finance Parties, no such deposit or balance shall be repayable or capable of being assigned, mortgaged, charged or otherwise disposed of or dealt with by the Borrower after an Event of Default has occurred and while such Event of Default is continuing, but any Finance Party may from time to time permit the withdrawal of all or any part of any such deposit or balance without affecting the continued application of this Clause.

13.4	Application Whilst an Event of Default is continuing, the Borrower irrevocably authorises the Agent to apply allsums which the Agent may receive:-

13.4.1	pursuant to a sale or other disposition of a Vessel or any right, title or interest in a Vessel; or

13.4.2	by way of payment to the Agent of any sum in respect of the Qualifying Contract Proceeds, the Insurances, Earnings or Requisition Compensation of a Vessel; or

13.4.3	otherwise arising under or in connection with any of the Security Documents in or towards satisfaction, or by way of retention on account, of the Indebtedness, in such manner as the Agent may in its discretion determine.

14	Assignment and Sub-Participation

14.1	Right to assign Each of the Banks may assign or transfer all or any of its rights under or pursuant to the Security Documents or grant sub-participations in all or any part of its Commitment to any other branch of that Bank or (with the prior written consent of the Borrower which shall not be unreasonably withheld and which shall be deemed given if the Borrower fails to respond to any written request under this provision within a period of ten (10) Business Days) to any other bank or financial institution, provided that such assignment or transfer or sub-participation does not result in the Borrower being subject to any additional Tax or other financial or legal obligations other than those contemplated by the terms of this Agreement at the time of such assignment, transfer or sub-participation.

14.2	Borrower’s co-operation The Borrower will co-operate fully with the Banks in connection with any assignment, transfer or sub-participation pursuant to Clause 14.1; will execute and procure the execution of such documents as the Banks may require in connection therewith; and irrevocably authorises each of the Finance Parties to disclose to any proposed assignee, transferee or sub-participant (whether before or after any assignment, transfer or sub-participation and whether or not any assignment, transfer or sub-participation shall take place) all information relating to the Security Parties, the Facility or the Security Documents which each such Finance Party may in its discretion consider necessary or desirable (subject to any duties of confidentiality applicable to the Banks generally).

14.3	Rights of assignee Any assignee, transferee or sub-participant of a Bank shall (unless limited by the express terms of the assignment, transfer or sub-participation) take the full benefit of every provision of the Security Documents benefiting that Bank.

14.4	Transfer Certificates If any Bank wishes to transfer all or any of its Commitment as contemplated in Clause 14.1 then such transfer may be effected by the delivery to the Agent of a duly completed and duly executed Transfer Certificate in which event, on the later of the Transfer Date specified in such Transfer Certificate and the fifth Business Day after the date of delivery of such Transfer Certificate to the Agent:

14.4.1	to the extent that in such Transfer Certificate the Bank which is a party thereto seeks to transfer its Commitment in whole, the Borrower and such Bank shall be released from further obligations towards each other under this Agreement and their respective rights against each other shall be cancelled other than existing claims against such Bank for breach of this Agreement (such rights, benefits and obligations being referred to in this Clause 14.4 as “discharged rights and obligations”);

14.4.2	the Borrower and the Transferee which is a party thereto shall assume obligations towards one another and/or acquire rights against one another which differ from such discharged rights and obligations only insofar as the Borrower and such Transferee have assumed and/or acquired the same in place of the Borrower and such Bank; and

14.4.3	the Agent, the Arrangers, the Transferee and the other Banks shall acquire the same rights and benefits and assume the same obligations between themselves as they would have acquired and assumed had such Transferee been an original party to this Agreement as a Bank with the rights, benefits and/or obligations acquired or assumed by it as a result of such transfer.

14.5	Power of Attorney In order to give effect to each Transfer Certificate the Finance Parties and the Borrower each hereby irrevocably and unconditionally appoint the Agent as its true and lawful attorney with full power to execute on their respective behalves each Transfer Certificate delivered to the Agent pursuant to Clause 14.4 without the Agent being under any obligation to take any further instructions from or give any prior notice to, any of the Finance Parties or, subject to the Borrower’s rights under Clause 14.1, the Borrower before doing so and the Agent shall so execute each such Transfer Certificate on behalf of the other Finance Parties and the Borrower immediately on its receipt of the same pursuant to Clause 14.4.

14.6	Notification The Agent shall promptly notify the other Finance Parties, the Transferee and the Borrower on the execution by it of any Transfer Certificate together with details of the amount transferred, the Transfer Date and the parties to such transfer.

15	Payments, Mandatory Prepayment, Reserve Requirements and Illegality

15.1	Payments All amounts payable by the Borrower under or pursuant to any of the Security Documents shall be paid to such accounts at such banks as the Agent may from time to time direct to the Borrower and shall be paid in Dollars in same day funds (or such funds as are required by the authorities in the United States of America for settlement of international payments for immediate value). Payments shall be deemed to have been received by the Agent on the date on which the Agent receives authenticated advice of receipt, unless that advice is received by the Agent on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Agent in its reasonable discretion considers that it is impossible or impracticable for the Agent to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received by the Agent on the Business Day next following the date of receipt of advice by the Agent.

15.2	No deductions or withholdings All payments (whether of principal or interest or otherwise) to be made by the Borrower pursuant to the Security Documents shall, subject only to Clause 15.3, be made free and clear of and without deduction for or on account of any Taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature, and the Borrower will not claim any equity in respect of any payment due from it to the Banks or to the Agent under or in relation to any of the Security Documents.

15.3	Grossing-up If at any time any law requires (or is interpreted to require) the Borrower to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Borrower will promptly notify the Agent and, simultaneously with making that payment, will pay to the Agent whatever additional amount (after taking into account any additional Taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Agent and the Banks receive a net sum equal to the sum which they would have received had no deduction or withholding been made.

15.4	Evidence of deductions If at any time the Borrower is required by law to make any deduction or withholding from any payment to be made by it pursuant to any of the Security Documents, the Borrower will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Agent an original receipt issued by the relevant authority, or other evidence reasonably acceptable to the Agent, evidencing the payment to that authority of all amounts required to be deducted or withheld. If the Borrower makes any deduction or withholding from any payment under or pursuant to any of the Security Documents, and a Bank subsequently receives a refund or allowance from any tax authority which that Bank at its sole discretion identifies as being referable to that deduction or withholding, that Bank shall, as soon as reasonably practicable, pay to the Borrower an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the deduction or withholding not been required to have been made. Nothing in this Clause shall be interpreted as imposing any obligation on any Bank unless requested by the Borrower to apply for any refund or allowance nor as restricting in any way the manner in which any Bank organises its tax affairs, nor as imposing on any Bank any obligation to disclose to the Borrower any information regarding its tax affairs or tax computations. All costs and expenses incurred by any Bank in obtaining or seeking to obtain a refund or allowance from any tax authority pursuant to this Clause shall be for the Borrower’s account.

15.5	Adjustment of due dates If any payment to be made under any of the Security Documents, other than a payment of interest on the Facility, shall be due on a day which is not a Business Day, that payment shall be made on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month in which event the payment shall be made on the next preceding Business Day). Any such variation of time shall be taken into account in computing any interest in respect of that payment.

15.6	Change in law If, by reason of the introduction of any law, or any change in any law, or the interpretation or administration of any law, or in compliance with any request or requirement from any central bank or any fiscal, monetary or other authority:-

15.6.1	any Finance Party (or the holding company of any Finance Party) shall be subject to any Tax with respect to payments of all or any part of the Indebtedness; or

15.6.2	the basis of Taxation of payments to any Finance Party in respect of all or any part of the Indebtedness shall be changed; or

15.6.3	any reserve requirements shall be imposed, modified or deemed applicable against assets held by or deposits in or for the account of or loans by any branch of any Finance Party or its direct or indirect holding company; or

15.6.4	any ratio (whether cash, capital adequacy, liquidity or otherwise) which any Finance Party or its direct or indirect holding company is required or requested to maintain shall be affected; or

15.6.5	there is imposed on any Finance Party (or on the direct or indirect holding company of any Finance Party) any other condition in relation to the Indebtedness or the Security Documents;

and the result of any of the above shall be to increase the cost to any Bank (or to the direct or indirect holding company of any Bank) of that Bank making or maintaining its Commitment or its Drawing, or to cause any Finance Party to suffer (in its reasonable opinion) a material reduction in the rate of return on its overall capital below the level which it reasonably anticipated at the date of this Agreement and which it would have been able to achieve but for its entering into this Agreement and/or performing its obligations under this Agreement, the Finance Party affected shall notify the Agent and, on demand to the Borrower by the Agent, the Borrower shall from time to time pay to the Agent for the account of the Finance Party affected the amount which shall compensate that Finance Party or the Agent (or the relevant holding company) for such additional cost or reduced return. A certificate signed by an authorised signatory of the Agent or of the Finance Party affected setting out the amount of that payment and the basis of its calculation shall be submitted to the Borrower and shall be conclusive evidence of such amount save for manifest error or on any question of law.

15.7	Illegality and impracticality Notwithstanding anything contained in the Security Documents, the obligations of a Bank to advance or maintain its Commitment shall terminate in the event that a change in any law or in the interpretation of any law by any authority charged with its administration shall make it unlawful for that Bank to advance or maintain its Commitment. In such event the Bank affected shall notify the Agent and the Agent shall, by written notice to the Borrower, declare that Bank’s obligations to be immediately terminated. If all or any part of the Facility shall have been advanced by the Banks to the Borrower, the portion of the Indebtedness (including all accrued interest) advanced by the Bank so affected shall be prepaid within thirty days from the date of such notice. Clause 5.3 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period. During that period, the affected Bank shall negotiate in good faith with the Borrower to find an alternative method or lending base in order to maintain the Facility.

15.8	Changes in market circumstances If at any time a Bank determines (which determination shall be final and conclusive and binding on the Borrower) that, by reason of changes affecting the London Interbank market, adequate and fair means do not exist for ascertaining the rate of interest on the Facility or any part thereof pursuant to this Agreement:-

15.8.1	that Bank shall give notice to the Agent and the Agent shall give notice to the Borrower of the occurrence of such event; and

15.8.2	the Agent shall as soon as reasonably practicable certify to the Borrower in writing the effective cost to that Bank of maintaining its Commitment for such further period as shall be selected by that Bank and the rate of interest payable by the Borrower for that period; or, if that is not acceptable to the Borrower,

15.8.3	the Agent in accordance with instructions from that Bank and subject to that Bank’s approval of any agreement between the Agent and the Borrower, will negotiate with the Borrower in good faith with a view to modifying this Agreement to provide a substitute basis for that Bank’s Commitment which is financially a substantial equivalent to the basis provided for in this Agreement.

If, within thirty days of the giving of the notice referred to in Clause 15.8.1, the Borrower and the Agent fail to agree in writing on a substitute basis for such Bank’s Commitment the Borrower will immediately prepay the amount of such Bank’s Commitment and the Maximum Facility Amount will automatically decrease by the amount of such Commitment and such decrease shall not be reversed. Clause 5.3 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period.

15.9	Non-availability of currency If a Bank is for any reason unable to obtain Dollars in the London Interbank market and is, as a result, or as a result of any other contingency affecting the London Interbank market, unable to advance or maintain its Commitment in Dollars, that Bank shall give notice to the Agent and the Agent shall give notice to the Borrower and that Bank’s obligations to make the Facility available shall immediately cease. In that event, if all or any part of the Facility shall have been advanced by that Bank to the Borrower, the Agent in accordance with instructions from that Bank and subject to that Bank’s approval of any agreement between the Agent and the Borrower, will negotiate with the Borrower in good faith with a view to establishing a mutually acceptable basis for funding the Facility or relevant part thereof from an alternative source. If the Agent and the Borrower have failed to agree in writing on a basis for funding the Facility or relevant part thereof from an alternative source by 11.00 a.m. on the second Business Day prior to the end of the then current relevant Interest Period, the Borrower will (without prejudice to its other obligations under or pursuant to this Agreement, including, without limitation, its obligation to pay interest on the Facility, arising on the expiry of the then relevant Interest Period) prepay the Indebtedness (or relevant part thereof) to the Agent on behalf of that Bank on the expiry of the then current relevant Interest Period.

16	Communications

16.1	Method Except for Communications pursuant to Clause 9, which shall be made or given in accordance with Clause 9.20, any Communication may be given, delivered, made or served (as the case may be) under or in relation to this Agreement by letter or fax and shall be in the English language and sent addressed:-

16.1.1	in the case of any of the Finance Parties to the Agent at its address at the head of this Agreement (fax no: + 47 22 482 894) marked for the attention of: Credit Administration Shipping; and

16.1.2	in the case of the Borrower and/or the Guarantor to the Communications Address;

or to such other address or fax number as the Agent or the Borrower may designate for themselves by written notice to the others.

16.2	Timing A Communication shall be deemed to have been duly given, delivered, made or served to or on, and received by a party to this Agreement:-

16.2.1	in the case of a fax when the sender receives one or more transmission reports showing the whole of the Communication to have been transmitted to the correct fax number;

16.2.2	if delivered to an officer of the relevant party or (in the case of the Borrower) left at the Communications Address at the time of delivery or leaving; or

16.2.3	if posted, at 9.00 a.m. on the third Business Day after posting by prepaid first class post.

Any Communication by fax shall be promptly confirmed in writing by post or hand delivery.

17	General Indemnities

17.1	Currency In the event of any Finance Party receiving or recovering any amount payable under any of the Security Documents in a currency other than the Currency of Account, and if the amount received or recovered is insufficient when converted into the Currency of Account at the date of receipt to satisfy in full the amount due, the Borrower shall, on the Agent’s written demand, pay to the Agent such further amount in the Currency of Account as is sufficient to satisfy in full the amount due and that further amount shall be due to the Agent on behalf of the Finance Parties as a separate debt under this Agreement.

17.2	Costs and expenses The Borrower will, within fourteen days of the Agent’s written demand, reimburse the Agent (on behalf of each of the Finance Parties) for all reasonable out of pocket expenses including internal and external legal costs (including stamp duty, Value Added Tax or any similar or replacement tax if applicable) of and incidental to:-

17.2.1	the negotiation, syndication, preparation, execution and registration of the Security Documents (whether or not any of the Security Documents are actually executed or registered and whether or not all or any part of the Facility is advanced);

17.2.2	any amendments, addenda or supplements to any of the Security Documents (whether or not completed);

17.2.3	any other documents which may at any time be required by any Finance Party to give effect to any of the Security Documents or which any Finance Party is entitled to call for or obtain pursuant to any of the Security Documents; and

17.2.4	the exercise of the rights, powers, discretions and remedies of the Finance Parties under or pursuant to the Security Documents.

17.3	Events of Default The Borrower shall indemnify the Finance Parties from time to time on demand against all losses and costs incurred or sustained by any Finance Party as a consequence of any Event of Default, including (without limitation) any Break Costs.

17.4	Funding costs The Borrower shall indemnify the Finance Parties from time to time on demand against all losses and costs incurred or sustained by any Finance Party if, for any reason due to a default or other action by the Borrower, any Drawing is not advanced to the Borrower after the relevant Drawdown Notice has been given to the Agent, or is advanced on a date other than that requested in the Drawdown Notice, including (without limitation) any Break Costs.

17.5	Protection and enforcement The Borrower shall indemnify the Finance Parties from time to time on demand against all losses, costs and liabilities which any Finance Party may from time to time sustain, incur or become liable for in or about the protection, maintenance or enforcement of the rights conferred on the Finance Parties by the Security Documents or in or about the exercise or purported exercise by the Finance Parties of any of the rights, powers, discretions or remedies vested in them under or arising out of the Security Documents, including (without limitation) any losses, costs and liabilities which any Finance Party may from time to time sustain, incur or become liable for by reason of any Finance Party being mortgagees of any Vessel and/or a lender to the Borrower, or by reason of any Finance Party being deemed by any court or authority to be an operator or controller, or in any way concerned in the operation or control, of any Vessel. No such indemnity will be given to a Finance Party where any such loss, cost or liability has occurred due to gross negligence or wilful misconduct on the part of that Finance Party; however this shall not affect the right of any other Finance Party to receive any such indemnity.

17.6	Liabilities of Finance Parties The Borrower will from time to time reimburse the Finance Parties on demand for all sums which any Finance Party may pay on account of any of the Security Parties or in connection with any Vessel (whether alone or jointly or jointly and severally with any other person) including (without limitation) all sums which any Finance Party may pay or guarantees which any Finance Party may give in respect of the Insurances, any expenses incurred by any Finance Party in connection with the maintenance or repair of any Vessel or in discharging any lien, bond or other claim relating in any way to any Vessel, and any sums which any Finance Party may pay or guarantees which they may give to procure the release of any Vessel from arrest or detention.

17.7	Taxes The Borrower shall pay all Taxes to which all or any part of the Indebtedness or any of the Security Documents may be at any time subject and shall indemnify the Finance Parties on demand against all liabilities, costs, claims and expenses incurred in connection therewith, including but not limited to any such liabilities, costs, claims and expenses resulting from any omission to pay or delay in paying any such Taxes. The indemnity contained in this Clause shall survive the repayment of the Indebtedness.

18	Miscellaneous

18.1	Waivers No failure or delay on the part of any Finance Party in exercising any right, power, discretion or remedy under or pursuant to any of the Security Documents, nor any actual or alleged course of dealing between any Finance Party and any of the Security Parties, shall operate as a waiver of, or acquiescence in, any default on the part of any Security Party, unless expressly agreed to do so in writing by the Agent, nor shall any single or partial exercise by any Finance Party of any right, power, discretion or remedy preclude any other or further exercise of that right, power, discretion or remedy, or the exercise by a Finance Party of any other right, power, discretion or remedy.

18.2	No oral variations No variation or amendment of any of the Security Documents shall be valid unless in writing and signed on behalf of the Agent and the relevant Security Party.

18.3	Severability If at any time any provision of any of the Security Documents is invalid, illegal or unenforceable in any respect that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

18.4	Successors etc. The Security Documents shall be binding on the Security Parties and on their successors and permitted transferees and assignees, and shall inure to the benefit of the Finance Parties and their respective successors, transferees and assignees. The Borrower may not assign or transfer any of its rights or duties under or pursuant to any of the Security Documents without the prior written consent of the Banks.

18.5	Further assurance If any provision of the Security Documents shall be invalid or unenforceable in whole or in part by reason of any present or future law or any decision of any court, or if the documents at any time held by the Finance Parties on their behalf are considered by the Banks for any reason insufficient to carry out the terms of this Agreement, then from time to time the Borrower will promptly, on demand by the Agent, execute or procure the execution of such further documents as in the reasonable opinion of the Banks are necessary to provide adequate security for the repayment of the Indebtedness.

18.6	Other arrangements The Finance Parties may, without prejudice to their rights under or pursuant to the Security Documents, at any time and from time to time, on such terms and conditions as they may in their discretion determine, and without notice to the Borrower, grant time or other indulgence to, or compound with, any other person liable (actually or contingently) to the Finance Parties or any of them in respect of all or any part of the Indebtedness, and may release or renew negotiable instruments and take and release securities and hold funds on realisation or suspense account without affecting the liabilities of the Borrower or the rights of the Finance Parties under or pursuant to the Security Documents.

18.7	Advisers The Borrower irrevocably authorises the Agent, at any time and from time to time during the Facility Period, to consult insurance advisers on any matters relating to the Insurances, including, without limitation, the collection of insurance claims, and from time to time to consult or retain advisers or consultants to monitor or advise on any other claims relating to the Vessels. The Borrower will provide such advisers and consultants with all information and documents which they may from time to time reasonably require and will reimburse the Agent on demand for all reasonable costs and expenses incurred by the Agent in connection with the consultation or retention of such advisers or consultants.

18.8	Delegation The Finance Parties may at any time and from time to time delegate to any person any of their rights, powers, discretions and remedies pursuant to the Security Documents, other than rights relating to actions to be taken by the Majority Banks or the Banks as a group on such terms as they may consider appropriate (including the power to sub-delegate).

18.9	Rights etc. cumulative Every right, power, discretion and remedy conferred on the Finance Parties under or pursuant to the Security Documents shall be cumulative and in addition to every other right, power, discretion or remedy to which they may at any time be entitled by law or in equity. The Finance Parties may exercise each of their rights, powers, discretions and remedies as often and in such order as they deem appropriate subject to obtaining the prior written consent of the Majority Banks. The exercise or the beginning of the exercise of any right, power, discretion or remedy shall not be interpreted as a waiver of the right to exercise any other right, power, discretion or remedy either simultaneously or subsequently.

18.10	No enquiry The Finance Parties shall not be concerned to enquire into the powers of the Security Parties or of any person purporting to act on behalf of any of the Security Parties, even if any of the Security Parties or any such person shall have acted in excess of their powers or if their actions shall have been irregular, defective or informal, whether or not any Finance Parties had notice thereof.

18.11	Continuing security The security constituted by the Security Documents shall be continuing and shall not be satisfied by any intermediate payment or satisfaction until the Indebtedness shall have been repaid in full and none of the Finance Parties shall be under any further actual or contingent liability to any third party in relation to the Vessels, the Qualifying Contracts, the Qualifying Contract Proceeds, the Insurances, Earnings or Requisition Compensation or any other matter referred to in the Security Documents.

18.12	Security cumulative The security constituted by the Security Documents shall be in addition to any other security now or in the future held by the Finance Parties or any of them for or in respect of all or any part of the Indebtedness, and shall not merge with or prejudice or be prejudiced by any such security or any other contractual or legal rights of any of the Finance Parties, nor affected by any irregularity, defect or informality, or by any release, exchange or variation of any such security. Section 93 of the Law of Property Act 1925 and all provisions which the Agent considers analogous thereto under the law of any other relevant jurisdiction shall not apply to the security constituted by the Security Documents.

18.13	Re-instatement If any Finance Party takes any steps to exercise any of its rights, powers, remedies or discretions pursuant to the Security Documents and the result shall be adverse to the Finance Parties, the Borrower and the Finance Parties shall be restored to their former positions as if no such steps had been taken.

18.14	No liability None of the Finance Parties, nor any agent or employee of any Finance Party, nor any receiver and/or manager appointed by the Agent, shall be liable for any losses which may be incurred in or about the exercise of any of the rights, powers, discretions or remedies of the Finance Parties under or pursuant to the Security Documents nor liable as mortgagee in possession for any loss on realisation or for any neglect or default of any nature for which a mortgagee in possession might otherwise be liable unless such Finance Party’s action constitutes gross negligence or wilful misconduct.

18.15	Rescission of payments etc. Any discharge, release or reassignment by any of the Finance Parties of any of the security constituted by, or any of the obligations of any Security Party contained in, any of the Security Documents shall be (and be deemed always to have been) void if any act (including, without limitation, any payment) as a result of which such discharge, release or reassignment was given or made is subsequently wholly or partially rescinded or avoided by operation of any law, unless such Finance Party’s action constitutes gross negligence or wilful misconduct.

18.16	Subsequent Encumbrances If the Agent receives notice of any subsequent Encumbrance (other than any Encumbrance permitted by the terms of this Agreement) affecting any Vessel, any Qualifying Contract, or all or any part of the Qualifying Contract Proceeds, the Insurances, Earnings or Requisition Compensation, the Agent may open a new account in its books for the Borrower. If the Agent does not open a new account, then (unless the Encumbrance is permitted by the terms of this Agreement or the Agent gives written notice to the contrary to the Borrower) as from the time of receipt by the Agent of notice of such subsequent Encumbrance, all payments made to the Agent shall be treated as having been credited to a new account of the Borrower and not as having been applied in reduction of the Indebtedness.

18.17	Releases If any Finance Party shall at any time in its discretion release any party from all or any part of any of the Security Documents or from any term, covenant, clause, condition or obligation contained in any of the Security Documents, the liability of any other party to the Security Documents shall not be varied or diminished.

18.18	Certificates Any certificate or statement signed by an authorised signatory of the Agent purporting to show the amount of the Indebtedness (or any part of the Indebtedness) or any other amount referred to in any of the Security Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Borrower of that amount.

18.19	Survival of representations and warranties The representations and warranties on the part of the Borrower contained in this Agreement shall survive the execution of this Agreement and the advance of the Facility or any part thereof.

18.20	Counterparts This Agreement may be executed in any number of counterparts each of which shall be original but which shall together constitute the same instrument.

18.21	Third Party Rights Notwithstanding the provisions of the Contracts (Rights of Third Parties) Act 1999, no term of this Agreement is enforceable by a person who is not a party to it.

19	Law and Jurisdiction

19.1	Governing law This Agreement shall in all respects be governed by and interpreted in accordance with English law.

19.2	Jurisdiction For the exclusive benefit of the Finance Parties, the parties to this Agreement irrevocably agree that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that any Proceedings may be brought in those courts. The Borrower irrevocably waives any objection which it may now or in the future have to the laying of the venue of any Proceedings in any court referred to in this Clause, and any claim that those Proceedings have been brought in an inconvenient or inappropriate forum.

19.3	Alternative jurisdictions Nothing contained in this Clause shall limit the right of the Finance Parties to commence any Proceedings against the Borrower in any other court of competent jurisdiction nor shall the commencement of any Proceedings against the Borrower in one or more jurisdictions preclude the commencement of any Proceedings in any other jurisdiction, whether concurrently or not.

19.4	Service of process Without prejudice to the right of the Finance Parties to use any other method of service permitted by law, the Borrower irrevocably agrees that any writ, notice, judgment or other legal process shall be sufficiently served on it if addressed to it and left at or sent by post to the Address for Service, and in that event shall be conclusively deemed to have been served at the time of leaving or, if posted, at 9.00 a.m. on the third Business Day after posting by prepaid first class registered post.

IN WITNESS of which the parties to this Agreement have executed this Agreement the day and year first before written.

SCHEDULE 1

The Banks, the Commitments and the Proportionate Shares

The Banks	The Commitments (in $)	The Proportionate Shares (%)

Citibank N.A	41,000,000	7.45
33 Canada Square
London E14 5LB
Fax: +44 207 500 5806
Attention: Processing Unit, Loans

Den norske Bank ASA	41,000,000	7.45
Stranden 21
P.O. Box 1171 Sentrum
N-0107 Oslo
Norway
Fax no: +47 22 482894
Attention: Credit Administration, Shipping

Nordea Bank Norge ASA	41,000,000	7.45
P.O. Box 1166 Sentrum
0107 Oslo
Norway
Fax no: +47 22 484 278
Attention: International Loan Administration

The Governor and Company	38,000,000	6.91
of the Bank of Scotland
Marine Finance Group
Corporate Banking
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN
Fax no: +44 131 659 0387
Attention: Douglas Newton

Fortis International Finance (Dublin)	38,000,000	6.91
Styne House
Upper Hatch Street
Dublin 2
Ireland
Fax no: +353 14780629
Attention: Shipping Department

HSBC Bank plc	38,000,000	6.91
8 Canada Square
London
E14 5HQ
Fax no: +44 207 991 4895
Attention: Transport & Logistics, Shipping Corporate, Investment Banking and Markets

ING Bank N.V	38,000,000	6.91
Weena 501
3000 DA Rotterdam
The Netherlands
Fax no: +00 3110 444 6879
Attention: Betty Van der Ploeg

Lloyds TSB Bank plc	38,000,000	6.91
Strategic Asset Finance
25 Gresham Street
London
EC2V 7HN
Fax no: +44 207 356 2398
Attention: Head of Ship Finance

Scotiabank Europe Plc	38,000,000	6.91
33 Finsbury Square
London
EC2A 1BB
Fax no:+44 207 454 9019
Attention: Robyn Harrington/David Stuart

Skandinaviska Enskillda Banken AB (publ)38,000,000	6.9
8 Kungstradgardsgatan
106 40 Stockholm
For administration matters:
Fax no: +47 2282 7006
Attention: Anne Geelmugden
KV 108 FCA
Fax no: +46 8611 0384
Attention: Shafi Quraishi
For credit matters:
Rosenkratz Gate 22
No-0123 Oslo
Norway
Fax no: +47 2282 7104
Attention: Per Olav Bucher-Johannessen

Credit Agricole Indosuez	27,000,000	4.91
For administration matters:
9. Quai, du President Paul Doumer F-92400
92920 Paris La Defense Cedex
France
Fax no: +33 141 89 1934
Attention: Middle Office/Shipping/Mr A. Souto/ M. Godet-Couery
For credit matters:
122 Leadenhall Street
London EC3V 4QH
Fax no: +44 207 894 2307
Attention: Daniel Quirk/Marc Etcheberry

DVB Bank A.G	27,000,000	4.91
Ballindamm 6
20095 Hamburg
Germany
Fax no: +49 40 308004-12
Attention: Gisela Riemer/Maren Bremer

HSH Nordbank AG	27,000,000	4.91
Gerhardt-Hauptmann-Platz 50,
D-20095 Hamburg
Federal Republic of Germany
Fax no: +49 431 900 34307
Attention: Franke Hay

NIB Capital Bank N.V	27,000,000	4.91
Carnegieplein 4, 2517 KJ, The Hague
PO Box 380, 2501 BH The Hague
The Netherlands
Fax no: +31 70 342 5577
Attention: Transportation & Energy

Gjensidige Nor Merchant Bank	21,000,000	3.82
P.O. Box 1172 Sentrum
N-0107 Oslo
Fax no: +47 22 319830
Attention: Shipping/Offshore/Transport

Vereins-und Westbank AG	17,000,000	3.09
Alter Wall 22
D-20457 Hamburg
Federal Republic of Germany
Fax no: +49 40 3692 3696
Attention: Ms Eike Wilde

Natexis Banques Populaires	15,000,000	2.73
45 rue Saint Dominique
75007, Paris
France
Fax no: +33 158 193800
Attention: Middle Office Shipping – Mrs Nathalie Piel
For credit matters:
Fax no: +33 158 19 3660
Attention: Antoine Saint Olive/Michel Degermann

SCHEDULE 2

Lead Arrangers

1	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London EC14 5LB Fax no: 0207 986 8275 Attention: Parjeet Singhal, Director Synidicated Loans

2	Den norske Bank ASA Stranden 21 P.O. Box 1171 Sentrum N-0107 Oslo Norway Fax no: +47 22 482894 Attention: Credit Administration, Shipping

3	Nordea Bank Norge ASA P.O. Box 1166 Sentrum 0107 Oslo Norway Fax no: +47 22 484 278 Attention: International Loan Administration

SCHEDULE 3

Form of Compliance Certificate

Dear Sirs,

$550m revolving credit facility agreement dated [                        ] (the "Agreement")

As at [specify preceding quarter date] I hereby confirm:

(i)	The Borrower had a Free Liquidity of [ ];

(ii)	Calculated on a 12 month trailing basis, the Borrower had EBITDA of [ ], NIBD of [ ] and therefore a ratio of NIBD to EBITDA of [ ];

(iii)	Calculated on a 12 month trailing basis, the Borrower had a ratio of EBITDA to Interest and Reductions of [ ].

I hereby certify that to the best of my knowledge, no Event of Default exists and all Representations and Warranties of the Borrower set forth in the Agreement (except those appearing in Clause 4.6) are true and correct.

Words and expressions defined in the Agreement shall bear the same meanings when used herein.

Norsk Teekay Holdings Ltd

By: __________________________________

Title: __________________________________

Date:__________________________________

SCHEDULE 4

Form of Transfer Certificate

To:     Den norske Bank ASA as agent (the "Agent")

TRANSFER CERTIFICATE

This transfer certificate relates to a facility agreement (as the same may be from time to time amended, varied, novated or supplemented, the “Facility Agreement”) dated      2003 whereby a revolving credit facility of up to $550,000,000 was made available to Norsk Teekay Holdings Ltd as borrower by a group of banks on whose behalf the Agent acts as agent and security trustee.

1	Terms defined in the Facility Agreement shall, subject to any contrary indication, have the same meanings herein. The terms “Bank” and “Transferee” are defined in the schedule to this transfer certificate .

2	The Bank (i) confirms that the details in the Schedule hereto under the heading “Bank’s Commitment” accurately summarises its Commitment in the Facility Agreement and (ii) requests the Transferee to accept and procure the transfer to the Transferee of the portion of such Commitment specified in the Schedule hereto by counter-signing and delivering the Transfer Certificate to the Agent at its address for the service of Communications specified in the Facility Agreement.

3	The Transferee requests the Agent to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of clause 14.4 of the Facility Agreement so as to take effect in accordance with the terms thereof on the Transfer Date or on such later date as may be determined in accordance with the terms thereof.

4	The Transferee confirms that it has received a copy of the Facility Agreement together with such other information as it has required in connection with this transaction and that it has not relied and will not in the future rely on the Bank or any other party to the Facility Agreement to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Bank or any other party to the Facility Agreement to access or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower or any other party to the Facility Agreement.

5	Execution of this Transfer Certificate by the Transferee constitutes its representation to the Transferor and all other parties to the Facility Agreement that it has power to become a party to the Facility Agreement as a Bank on the terms herein and therein set out and has taken all steps to authorise execution and delivery of this Transfer Certificate.

6	The Transferee undertakes with the Bank and each of the other parties to the Facility Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Facility Agreement will be assumed by it after delivery of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which the Transfer Certificate is expressed to take effect.

7	The Bank makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Facility Agreement or any document relating thereto and assumes no responsibility for the financial condition of the Borrower or for the performance and observance by the Borrower of any of its obligations under the Facility Agreement or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

8	The Bank gives notice that nothing in this transfer certificate or in the Facility Agreement (or any document relating thereto) shall oblige the Bank to (i) accept a re-transfer from the Transferee of the whole or any part of its rights, benefits and/or obligations under the Facility Agreement transferred pursuant hereto or (ii) support any losses directly or indirectly sustained or incurred by the Transferee for any reason whatsoever including, without limitation, the non-performance by the Borrower or any other party to the Facility Agreement (or any document relating thereto) of its obligations under any such document. The Transferee acknowledges the absence of any such obligation as is referred to in (i) or (ii) above.

9	This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and interpreted in accordance with English law.

THE SCHEDULE

1     Bank:

2     Transferee:

3     Transfer Date:

4     Commitment1:                                                                               Portion Transferred

[Transferor Bank]	[Transferee Bank]

By:	By:

Date:	Date:

Den norske Bank ASA

As agent for and on behalf of itself, the Borrower and the other Finance Parties in the presence of:-

By:..........................................

Date: [                         ]

________________________________________________________________________________________________________________________________________
1 Details of the Bank's Commitment should not be completed after the Termination Date.

SCHEDULE 5

Form of Drawdown Notice

To:           Den norske Bank ASA

From:      Norsk Teekay Holdings Ltd

[Date]

Dear Sirs,

Drawdown Notice

        We refer to the Revolving Credit Facility Agreement dated                        2003 made between, amongst others, ourselves and yourselves (“the Agreement”).

        Words and phrases defined in the Agreement have the same meaning when used in this Drawdown Notice.

        Pursuant to Clause 2.3 of the Agreement, we irrevocably request that you advance a Drawing of [           ] to us on                 200[ ], which is a Business Day, by paying the amount of the Drawing to [           ].

        We warrant that the representations and warranties contained in Clause 4 of the Agreement [(except those contained in clause 4.6]2 are true and correct at the date of this Drawdown Notice and will be true and correct on               200[ ]; that no Event of Default nor Potential Event of Default has occurred and is continuing, and that no Event of Default or Potential Event of Default will result from the advance of the Drawing requested in this Drawdown Notice.

        [We further confirm and certify that no material adverse change has occurred since [              ] in the business, assets, operations, condition (financial or otherwise) or prospects of the Guarantor or its subsidiaries or in the facts and information regarding such entities as represented to date3].

        We select the period of [       ] months as the [first] Interest Period in respect of the Drawing.

Yours faithfully

_________________
For and on behalf of
Norsk Teekay Holdings Ltd

________________________________________________________________________________________________________________________________________
2 To be in subsequent Drawdown Notices only.
3 To be in first Drawdown Notice only.

SCHEDULE 6

Calculation of the Mandatory Cost

1	The Mandatory Cost is an addition to the interest rate to compensate the Banks for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2	On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Bank, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Banks’Additional Cost Rates (weighted in proportion to the percentage participation of each Bank in the Loan) and will be expressed as a percentage rate per annum.

3	The Additional Cost Rate for any Bank lending from a Facility Office in a Participating Member State will be the percentage notified by that Bank to the Agent. This percentage will be certified by that Bank in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Bank’s participation in all loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4	The Additional Cost Rate for any Bank lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

E x 0.01
----------	per cent. per annum.
300

Where E is the rate of charge payable by a Bank to the Financial Services Authority under the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by the Agent as being the average of the Fee Tariffs applicable to that Bank for that financial year).

5	For the purposes of this Schedule:

(a)	“Eligible Liabilities and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)	“Facility Office” means the office notified by a Bank to the Agent in writing on or before the date it becomes a Bank as the office through which it will perform its obligations under the Agreement;

(c)	“Fee Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(d)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fee Rules but taking into account any applicable discount rate); and

(e)	“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union;

(f)	“Parties” means any party to the Agreement, including its successors in title permitted assigns and permitted transferees; and

(g)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6	If requested by the Agent, each Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Bank as being the average of the Fee Tariffs applicable to that Bank for that financial year).

7	Each Bank shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Bank Shall supply the following information on or prior to the date on which it becomes a Bank:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Agent may reasonably require for such purpose.

Each Bank shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

8	The percentages of each Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 6 and 7 above and on the assumption that, unless the Bank notifies the Agent to the contrary, each Bank’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as in its Facility Office.

9	The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Bank and shall be entitled to assume that the information provided by any Bank pursuant to paragraphs 3, 6 and 7 above is true and correct in all respects.

10	The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Banks on the basis of the Additional Cost Rate for each Bank based on the information provided by each Bank pursuant to paragraphs 3, 6 and 7 above.

11	Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Bank shall, in the absence of manifest error, be conclusive and binding on all Parties.

12	The Agent may from time to time, after consultation with the Borrower and the Banks determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SIGNED by	)
duly authorised for and on behalf	)
of DEN NORSKE BANK ASA	)
(as the Agent))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of CITIBANK N.A	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of CREDIT AGRICOLE INDOSUEZ	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of DEN NORSKE BANK ASA	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of DVB BANK A.G	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of FORTIS INTERNATIONAL	)
FINANCE (Dublin))
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of THE GOVERNOR AND COMPANY	)
OF THE BANK OF SCOTLAND	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of HSBC BANK PLC	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of HSH NORDBANK AG	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of ING BANK N.V	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of LLOYDS TSB BANK plc	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NATEXIS BANQUES POPULAIRES	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NIB CAPITAL BANK N.V	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NORDEA BANK NORGE ASA	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of SCOTIABANK EUROPE PLC	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of SKANDINAVISKA ENSKILDA	)
BANKEN AB (publ))
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of GJENSIDIGE NOR
MERCHANT BANK	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of VEREINS-und WESTBANK AG	)
(as a Bank))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of CITIGROUP GLOBAL MARKETS	)
LIMITED	)
(as an Arranger))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of DEN NORSKE BANK ASA	)
(as an Arranger))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NORDEA BANK NORGE ASA	)
(as an Arranger))
in the presence of:-)

SIGNED by	)
duly authorised for and on behalf	)
of NORSK TEEKAY HOLDINGS LTD	)
in the presence of:-)

DATED           JUNE 2003

NORSK TEEKAY HOLDINGS LTD
(as borrower)

— and —

DEN NORSKE BANK ASA
CITIGROUP GLOBAL MARKETS LIMITED
NORDEA BANK NORGE ASA
(as lead arrangers)

— and —

CITIBANK N.A.
CREDIT AGRICOLE INDOSUEZ
DEN NORSKE BANK ASA
and others
(as banks)

— and —

DEN NORSKE BANK ASA
(as facility agent and security trustee)

________________________________________

US$550,000,000 SECURED
REDUCING REVOLVING LOAN
FACILITY AGREEMENT

________________________________________

STEPHENSON HARWOOD
One, St. Paul’s Churchyard
London EC4M 8SH
Tel: 020 7329 4422
Fax: 020 7606 0822
Ref: 819/822

CONTENTS

		Page

1	Definitions and Interpretation	1

2	The Facility and its Purpose	17

3	Conditions Precedent and Subsequent	21

4	Representations and Warranties	27

5	Repayment and Prepayment	30

6	Interest	31

7	Fees	32

8	Security Documents	33

9	Agency and Trust	33

10	Covenants	43

11	Earnings	48

12	Events Of Default	48

13	Set-Off and Lien	52

14	Assignment and Sub-Participation	54

15	Payments, Mandatory Prepayment, Reserve Requirements and Illegality	56

16	Communications	60

17	General Indemnities	61

18	Miscellaneous	64

19	Law and Jurisdiction	68

SCHEDULE 1		70
	The Banks, the Commitments and the Proportionate Shares	70

SCHEDULE 2		74
	Lead Arrangers	74

SCHEDULE 3		75
	Form of Compliance Certificate	75

SCHEDULE 4		76
	Form of Transfer Certificate	76

SCHEDULE 5		78
	Form of Drawdown Notice	78

SCHEDULE 6		79
	Calculation of the Mandatory Cost	79